STUDENT TRANSPORTATION INC.

Fueling Innovation

2013 ANNUAL REPORT


SCHOOL BUS

Student Transportation Inc. (TSX: STB) (Nasdaq: STB) is North America's third largest and most innovative supplier of school bus transportation and management services. Founded in 1997, STI's family of local companies operates more than 10,000 vehicles and transports over 1 million students to and from school each day. STI has a long history of safe, reliable and cost-effective service delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

2013 HIGHLIGHTS

Revenue (millions of US$)



500
400
300
200
100
0
227.9
267.2
305.3
369.0
423.7
2009
2010
2011
2012
2013

Adjusted EBITDA (millions of US$)*



100
80
60
40
20
0
44.7
56.2
58.9
70.1
81.2
2009
2010
2011
2012
2013

**Net income or (loss) for the fiscal years ending June 30, 2009, 2010, 2011, 2012 and 2013 amounted to ($6.8M), $2.7M, $1.5M, $2.3M and $3.9M respectively. Student Transportation Inc. (the "Company") reported under Canadian GAAP for fiscal years 2009 and 2010 and US GAAP for fiscal years 2011, 2012 and 2013. Management has used Adjusted EBITDA as a useful measure for tracking performance. Adjusted EBITDA is a non-GAAP measure and is not an alternative to net income or loss or other comparable measures determined in accordance with US GAAP as an indicator of the Company's performance or as a measure of its liquidity and cash flow. A reconciliation of net income or loss to Adjusted EBITDA is included in the Company's fiscal year-end press releases, which can be found at www.sedar.com or at the Company's website www.rideSTBus.com.*

Stock Performance (C$)



TSX: STB
S&P/TSX Smallcap Index (^TX20)
7/12
8/12
9/12
10/12
11/12
12/12
1/13
2/13
3/13
4/13
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6/13
7/13

TABLE OF CONTENTS

Cover Image: STA, Omaha, NE


STC
STUDENT TRANSPORTATION OF CANADA
STA
STUDENT TRANSPORTATION OF AMERICA
schoolwheelsdirect
Executive Office: Charleston, SC

OPERATING REGIONS

WEST

California, Washington

Regional Office: Goleta, CA

MIDWEST

Illinois, Minnesota, Nebraska, Texas, Wisconsin

Regional Office: Carnegie, PA

CENTRAL

Pennsylvania

Regional Office: Carnegie, PA

NORTHEAST

Connecticut, Maine, New Hampshire, New York, Rhode Island, Vermont

Regional Office: Hopkinton, MA

ATLANTIC

New Jersey

Regional Office: Wall, NJ

SOUTHEAST

Florida, South Carolina

Executive Office: Charleston, SC

ONTARIO, CANADA

Guelph, Breslau, Bradford, London, Sudbury

Regional Office: Barrie, ON


SCHOOL BUS



A MESSAGE FROM THE CHAIRMAN & CEO

Fueling Innovation

When progressive leaders challenge the status quo in school transportation, good things follow. Local jobs are created, local businesses get a boost, and a healthier environment is established for children and communities where we live and work.

That's what happened this year. I began to look at the continued higher cost of diesel and gasoline powered vehicles in our fleet compared to the developing new technology in alternative fuels. So we took a leap of faith and in Omaha, Nebraska, we secured the largest bid win in our company's history and quickly proceeded to invest in people, equipment and the environment. We hired and trained more than 550 new employees, invested over $40 million in a new fleet of clean burning propane autogas vehicles and announced an investment to convert a vacant car dealership into a new state-of-the-art facility. Omaha is a perfect example of the kind of innovative thinking that prevailed at STI in fiscal 2013 as our management team enlisted the help of every employee to reduce cost, enhance service and increase shareholder value.

Omaha is a perfect example of the kind of innovative thinking that prevailed at STI in fiscal 2013 as our management team enlisted the help of every employee to reduce cost, enhance service and increase shareholder value.

My job is to create an environment in which our management team can apply their expertise in operations, safety, maintenance and logistics and yet have the ability to flex their creative muscles in the relentless pursuit of creating new and valuable services for children, parents and school districts. This year I charged our team to create "less pollution, less dilution," and the result was a year marked by steady growth, higher earnings visibility and an attractive yield. We added $40 million in new contracted revenues, grew our fleet

Investment Highlights

$423.7M
2013 REVENUE (US$)

through the smart use of low-cost leasing and increased our fleet of environmentally friendly Liquid Petroleum Gas (LPG) and Compressed Natural Gas (CNG) vehicles to nearly 1,000 in the United States and over 1,300 on bio fuels in Canada. We expanded our new subsidiary SchoolWheels Direct and increased our focus on asset-light management contracts and fuel reduction programs.

This year I charged our team to create "less pollution, less dilution," and the result was a year marked by steady growth, higher earnings visibility and an attractive yield.

We celebrated the payment of our 100th consecutive monthly dividend to shareholders in a May 15, 2013 ceremony at the Toronto Stock Exchange, a day that also marked the 16th anniversary of the exact day I started this company in 1997. Thanks to the trust and confidence shown by our customers and our shareowners – and the hard work and dedication of our STI employee family – the years since have been highlighted by security and growth.

Once again this year we have proven that ours is a company "built to last." I want to thank all the retail and institutional investors who have allowed us to build a tremendous company that today transports nearly one million students to and from school each day – safely and on time. To the nearly two million parents and guardians, and hundreds of school administrators, I remain committed to fostering a culture of innovation and caring that gives STI managers and employees the flexibility and power to do the right thing for our customers and the communities we serve so proudly.

Q&A

with STI Executive Team



PATRICK J. WALKER
Executive Vice President & CFO

How would you summarize STI's financial performance in 2013?

Fiscal year 2013 was another great year for STI, albeit one punctuated by some historic weather conditions that deferred more than the usual amount of contracted revenue into the fourth quarter. We launched a targeted program to lower fuel costs and focused on improving margins, which helps in lowering our payout ratio. We grew revenues this year to $423.7 million, an increase of $54.7 million or 15 percent over fiscal year 2012. Adjusted EBITDA for the year totaled $81.2 million, a 19.2 percent year-over-year increase. Net income amounted to $3.9 million or $0.05 per share compared to net income of $2.3 million or $0.03 per share for fiscal year 2012. Our steady and reliable dividend payments and total return continued to be hallmarks of our success in 2013. The Company paid cash dividends of $34.6 million or C$0.56 per share to shareholders during the fiscal year, resulting in an annual yield of 8.4 percent, well in line with our internal expectations and historical performance. So we lowered fuel and SG&A costs this year. We finished the year with a pay out ratio of 79 percent and forecast that number to decrease further in fiscal 2014.

Please explain how you "fueled" that growth in 2013?

Contract bid wins and Direct-to-Parent initiatives took center stage in our A-B-C-D strategic growth plan this year. As we stated at the outset of fiscal 2013, we paused on the acquisition front in order to focus on integration, margin improvement and contract renewals.

We will maintain our discipline in relation to our growth strategy, being selective in the opportunities we review and continuing to use low-cost financing for new vehicles rather than accessing the capital markets.

And, as in the past, much of the growth we experienced in 2013 was fueled by new contracts secured in fiscal 2012 for the 2013 school year.

We always need to be prepared to take advantage of new opportunities as they arise, however, so we successfully extended our senior credit agreement for five years while increasing commitments from our lenders by $15 million to $155 million and lowering interest costs under the amended agreement. At year-end, we had approximately $75 million in borrowing availability under the credit

(continued on page 4)

19.2% ADJUSTED MARGIN INCREASED TO

16% ADJUSTED EBITDA INCREASE YOY

5¢ PER SHARE NET INCOME INCREASED TO (US$)

Q&A

with STI Executive Team

agreement as well as a $100 million "accordion feature" accessible as needed. Thanks to our history of using debt wisely and solid relationships with our senior lenders, our bank group continues to demonstrate their confidence in our management and our business. Leasing also continued to play a major role in fueling our growth in fiscal 2013. We received over two times our needs in proposals from lenders for each of fiscal 2013 and fiscal 2014, with the majority of rates in the range of 2.5 percent fixed for six years. Between these two financing alternatives we had more than sufficient funding available for the new contracts secured for fiscal 2014.

How does STI take advantage of low rates in current market conditions?

Between our new extended senior credit facility and attractive leasing options, we have taken advantage of low-cost debt to fund our growth for the last two years without going back to the capital markets, as we have in the past. Our last issuance of common shares was back in March 2012. By year-end 2013, approximately 85 percent of the company's total debt was fixed with low rates for the next four to six years.

How are you positioning STI for future growth?

We will maintain our discipline in relation to our growth strategy, being selective in the opportunities we review and continuing to use low-cost financing for new vehicles rather than accessing the capital markets. In addition, fuel is an area in which we can significantly improve margins and lower operating costs. Clearly, the continued deployment of propane fuel vehicles will continue to help us win bids and be key to controlling our fuel cost in the future. We saw positive results in this area in 2013 and we expect both school district interest and the downward trend in fuel costs to accelerate in the coming years.

As we move forward, we will push to fuel the innovations needed, and to explore additional business and asset-light revenue opportunities. We continue to build on our fleet of clean burning alternative fuel vehicles and to work with manufacturers to negotiate reduced prices. The expansion of our non-asset and asset-light business also will reduce our need for outside funding and further reduce our operating costs. All of these new revenue and cost saving initiatives will further improve cash flows and net income. We're off to a great start for the 2014 fiscal year and we have already secured contracted revenue increases of 11 percent for fiscal 2014 with additional opportunities under review.



PATRICK VAUGHAN
Chief Operating Officer

What were the highlights of STI's school bus operations in 2013?

Our strategy for growth this past year was focused on expanding the regional density of our existing operations with strategic bid wins, and securing more non-asset and asset-light business. I am pleased to say we made significant progress on both fronts. We added $40 million in new annualized revenues with seven new contracts in five states – Nebraska, Pennsylvania, Texas, Vermont and Illinois – and in Ontario, Canada.

The keys to our success in winning this new business continue to be our experienced and creative local management teams, and our ability to offer school districts environmentally responsible and budget-friendly alternative fuel vehicles. We have done a great job of negotiating reduced asset costs for these new engines – making them more affordable and significantly reducing the payback period. By year-end, 10 percent of our fleet was running on

Investment Highlights

$0.56

ANNUAL DIVIDEND PER SHARE (C$)

alternative fuels. Propane autogas and compressed natural gas are substantially less expensive than traditional diesel fuel, and their engines cost less to maintain and produce fewer emissions. Our drivers love the way they start up quickly in cold weather and run quietly. We will be moving aggressively in this direction to lower our future costs.

Safety continued to be our central operational imperative in fiscal 2013 and, thanks to the training and diligence of our drivers, monitors, dispatchers, mechanics and managers, we reduced our accident frequency for the third straight year. Our workplace injury rate also declined this year.

Employees across our company also are pulling together to help us reduce costs. As we continue to grow using alternative fuels, leasing and managed contracts, we will further lower our cost of operations and create a cleaner environment in our communities while increasing shareholder value.

How did you manage your fuel expenses in 2013?

Fuel is an important variable in our business and we're taking significant steps to tackle those costs in a variety of ways. Customer-paid fuel contracts increased this year to nearly 30 percent of our total fuel requirements. We negotiated new fuel contracts with a major supplier to lock in a substantial portion of fuel usage not covered by contracts or mitigation clauses for fiscal 2014. We also signed a new fuel contract for propane autogas at $1.60 equivalent with a fixed price for three years, which is less than half the current price of $3.65 for a gallon of diesel. And that does not include any of the federal rebates given to alternative fuel vehicles, which currently is 50 cents per gallon in the U.S. We're also increasing the use of smart technology like GPS with fuel idling monitors to reduce idling and further lower our fuel costs. Together these initiatives reduced year-over-year fuel costs as a percentage of revenues to 8.6 from 8.9 percent. Our operational teams will continue to be very focused on this, and we're committed to making even more progress to reduce fuel costs on the local level in the years ahead.

How is STI helping cash-strapped school districts reduce their costs?

Finding creative and innovative ways to help school districts stretch their budgets and focus on education is an area in which our STI team continued to shine in fiscal 2013. Our local teams are constantly working on ways to improve service quality and work within our customer's budgetary constraints. We do this by focusing on core programs in technology, fuel savings, safety, training and maintenance.

Another tool we used effectively in fiscal 2013 was low-cost financing and vehicle leasing, not only for us but also for potential customers under an innovative new Municipal Leasing Program. This program attracted many financial institutions to make available low-cost, long-term leasing, something desperately needed to upgrade the aging school bus fleets across North America. In this asset-light initiative we arrange the necessary third party vendors for school districts to purchase or lease new state-of-the-art propane autogas vehicles that improve the quality of air in and around our communities and schools. At the beginning of the 2013-2014 school year, almost 25 percent of our fleet was either leased with low-cost financing or "managed" by us. The first year impact of this program is expected to be seen in fiscal year 2014.

Our future growth will continue to be driven by focusing on the over 10,000 school districts that continue to own and operate their fleets, reducing our costs of operations through lower fuel costs and growing our asset-light businesses.

Tell us about your management team and what you're doing to recruit the next generation of transportation professionals.

With the help of our shareholders and our dedicated team of employees, over the past eight years we have built a tremendous North American platform of operations from which to grow. We have the most experienced team in the business and developing the next generation of leaders is everyone's job. Our family culture creates an environment in which special skills and talents are celebrated and shared at all levels. Master Technicians help their less experienced counterparts apply the latest maintenance and repair programs, and local managers support and encourage drivers to move into training and dispatcher positions. Our operations managers often come to us with school district experience and provide existing team members with the insiders' look at the problems and challenges faced by our customers. Our Student Transportation University, a distance-learning program, is available to all STI employees and provides a conduit for sharing best practices across our organization. We have a diverse and talented family of 11,000 employees and we're always looking to add the best and the brightest to that number.

8.4% DIVIDEND YIELD

79% PAYOUT RATIO

$525 MARKET CAP (C$)

15% 5-YEAR REVENUE & ADJUSTED EBITDA CAGR


SCHOOL BUS

PERFORMANCE

A solid foundation fuels a new vision

Student Transportation Inc. turned 16 this year and we celebrated our 100th consecutive monthly cash dividend payment to stockholders. We have built a strong North American platform during our first eight years as a private company and the past eight as a public company. We've done it with the most experienced management team in the business, and by giving a good portion of our cash flow back to shareholders who helped build our business that now safely transports nearly one million students each school day.

We produced double-digit growth once again in fiscal 2013, increasing revenue by 15 percent. We substantially improved our business model and reduced our payout ratio through organic growth, operational efficiencies and lower costs.

Our new fiscal vision focuses on margin improvement, increasing returns on assets, and creating new ways to generate additional revenues with the assets we already have – both human and mechanical. For the full year we improved our margins, lowered senior and total debt covenant ratios, and lowered fuel cost, SG&A costs and interest expense. The result was a reduction in our payout ratio to 79 percent and we forecast a further decrease in fiscal 2014. Highlights and strategic initiatives for fiscal year 2013 included:

- Paid shareholders cash dividends of $34.6 million (C$.56 per share).
- Added $40 million in new annualized revenues for fiscal 2014 with seven new contracts in five states and in Ontario, including the largest in our company's history in Omaha, Nebraska.
- Secured a financial hedge for our senior credit facility, which fixed the floating rates of our credit line at 2.8 percent for the next four years, protecting the company from potential interest rate hikes over that period.
- Grew our asset-light and non-asset SchoolWheels Managed Services group with the addition of new "consulting" contracts in Texas and Pennsylvania, including the industry's first Municipal Tax Lease Program. These are management contracts where the school districts continue to own their fleets but we provide the management expertise and logistical support services.



$24B
SIZE OF NORTH AMERICAN SCHOOL BUS INDUSTRY (US$)



66%
OWNED & OPERATED BY GOVERNMENT & SCHOOL DISTRICTS

20%
FLEET IS LEASED OR MANAGED



- Expanded SchoolWheels Direct parent pay service to Brevard County, Florida where budget cuts forced the district-owned and operated fleet to drop transportation for 2,500 students. This fee-based, retail transportation model promises increased revenues and potentially higher margins for STI and lower costs for parents.
- Used low-cost debt to fund growth without going back to the capital markets. Secured vehicle lease quotes for over $80 million of availability with annual rates of 1.9 to 4.5 percent fixed for terms of up to six years for new vehicles. Twenty percent of our fleet is now operated under lease agreements.
- Negotiated new fuel contracts with a major supplier and locked in a substantial portion of fuel usage for the coming year, minimizing the "at risk" fuel not covered by mitigation clauses or customer pass-through and paid fuel.
- Increased customer-paid fuel contracts to nearly 30 percent of total fuel requirements.

None of this could have been achieved without the support of our shareholders who continue to allow us to change, adapt and build upon our solid foundation of operations.



David Prince
General Manager – Omaha, Nebraska

David Prince represents a new breed of general manager in the world of student transportation. With an undergraduate degree in Civil Engineering, an MBA and experience managing pupil transportation for both school districts and competing contractors, David brings a valuable perspective to his position at STA's newest and largest terminal in Omaha, Nebraska. "In my prior industry experience, customer service was lacking and employee communications was poor," David said. "What first struck me about STA was a culture of treating people right. They interact with customers, get involved in the community, and treat drivers and staff with respect. STA is committed to doing the right thing by people because it's the right thing to do." STA's Omaha drivers and staff now reflect David's entrepreneurial management style. They run their buses like they are their own businesses, take pride and responsibility for on time service, keep the buses clean and treat customers with respect.



95%
CONTRACT RENEWAL RATE ACHIEVED OVER 16 YEARS

1 MILLION
STUDENTS TRANSPORTED BY STI IN 2013




STOP
schoolwheelsdirect

MARKETS & STRATEGY

Customer focus fuels smart solutions

The historic consistency and safety of our dividends match the consistency of our operations: steady and reliable. We listen to customers carefully and address their issues immediately. Our business continues to grow and prosper because of the respect we've earned from customers; respect based on our experience, high-quality service, transparent operations and innovation in safely transporting students. We secured CPI increases in many existing contracts and were awarded many new contracts in communities this year not because we offer the lowest price, but because our expertise and customer service are valued.

That trust is the foundation of our 95 percent contract renewal rate over the past 16 years. It's something we never take for granted as we continue to push the envelope to deliver more creative, innovative programs for parents and school districts.

Our strategy for growth this past year focused on expanding the regional density of our existing operations with strategic bid wins, and securing more non-asset and asset-light business.



We've proven time and time again that adding new customers in areas surrounding our existing terminals is the most efficient and cost-effective way to leverage our existing vehicles, facilities, support teams and training programs. We did exactly that when we won new contracts for the 2013-14 school year in Levittown, Pennsylvania; Barre and Montpelier, Vermont; and in Markham, Illinois. We also gained new ground in Canada with new contracts in Midland, Orillia and Niagara, Ontario.

We also illustrated that one size does not fit all as our business development and local management teams responded to customer needs by developing flexible and innovative service packages that combine both contracted and asset-light management service models in a way that works for each school district. Their creative solutions broke new ground for the industry in 2013.

The final key to our success in winning new business in 2013 was our ability to offer school districts environmentally responsible and budget-friendly alternative fuel vehicles.

In Omaha, Nebraska we began the deployment of a brand new fleet of 535 vehicles including 435 propane autogas-powered buses, which makes ours the

10,000
SIZE OF STI FLEET

11,000
FULL & PART-TIME EMPLOYEES

largest single fleet of propane buses in the U.S. Our impact on the environment and the community will be long-lasting. The propane buses produce 60 percent fewer carbon monoxide emissions than diesel. In addition to benefiting the environment, we hired and trained more than 550 local residents in new safety and operations techniques, and we plan to invest $3 million in a new state-of-the-art dispatch and maintenance center that will serve as our second hub in Omaha.


POWERED BY
PROPANE

We also signed our first customers under our unique SchoolWheels Municipal Tax Lease Program. We arranged for school districts in Little Elm, Texas and Bristol, Pennsylvania to lease new state-of-the art propane vehicles, which we will operate and maintain under management contracts. We also helped secure financing so the districts could purchase new vehicles at low rates. In Little Elm, this arrangement resulted in financing as low as 1.9 percent for 10 years.

Our future growth will be concentrated in the more than 10,000 school districts that continue to own and operate their fleets. School district by school district, we are demonstrating how our innovative financing, contract and management options can improve their transportation operations, enhance safety, lower costs and provide cleaner air for their communities. Our expertise in managing school district fleets with logistics and operations managers who


LEANDER I S D

Clint Pruett

Executive Director of Business Services
Leander Independent School District, Texas

"The best of both worlds" is how Clint Pruett, Executive Director of Business Services for the Leander ISD, describes his district's long-term management contract with STA's Gold Star Transit division. Gold Star provides an experienced student transportation professional who works on-site as the district's General Manager of Transportation, directing the team of district employees who drive and maintain a fleet of 220 district-owned vehicles. Located just outside of Austin, Leander has seen enrollment double over the past 10 years. The district currently transports 10,500 of its more than 35,000 students. Pruett appreciates the national best practices and advanced technology that Goldstar brings to his district. "The resources that GoldStar makes available to us in the areas of safety and maintenance training, routing technology, and national purchasing power are a huge advantage," he said. "The service is high quality, consistent and Goldstar shares our strong commitment to customer service, ethics and continuous improvement." Over the life of the management contract, GoldStar estimates that Leander has realized significant savings through more efficient operations.

65%
WOMEN EMPLOYEES

75%
WOMEN MANAGERS

25 YEARS
LENGTH OF TIME SENIOR MANAGEMENT HAS WORKED TOGETHER



John Sorrentino
Senior Network Analyst – Wall, New Jersey

Behind STI's growth and success lies a small but nimble team of IT professionals who converge on new company locations before the first driver punches in, before the first maintenance tech does a tune-up and before the first bus rolls onto the terminal property. John Sorrentino, Senior Network Analyst, is a member of that group and, like a one-man SWAT team, he's first on the scene to prepare for the hardware and software needs of every STI facility. When he's not crisscrossing North America to tend to STI's expanding operations, John resides in the Wall, NJ corporate operations center where he helps man the Help Desk, maintain the STIcloud and uses STI's considerable buying power to make strategic purchases that keep IT overhead as low as possible. "STI management is extremely supportive. They give me the tools to do my job so I can give the people in the field the IT tools they need to do theirs."

are experienced in safety, maintenance and operations will continue to be a key selling point.

Smart technology boosts efficiency, safety and savings

In an economy where controlling costs is all-important, we have been able to quickly and cost effectively integrate and start up new business based on our early adoption of cloud computing. Customers are impressed with the deployment of new safety and security technology and services we have added to our vehicles. It's an exciting time for our company as the introduction of new vehicle technology has accelerated more in the last five years than it has in the history of the industry.

In fiscal 2013, we expanded the deployment of tech "widgets" in our vehicles, like GPS, high definition video cameras and RFID, not only to enhance security, but also to generate operational savings. Our GPS systems, for example, are linked to systems that monitor idling and route planning to help us save fuel.

On the enterprise side, our IT infrastructure – the "STIcloud" – has been in place for more than 10 years, well before the term "cloud" or distributed computing was widely accepted. Unlike many of our industry peers, we run lean and mean, and our senior executives have embraced our cloud-based system. It has enabled our operations staff to seamlessly integrate new business and take on new responsibilities that give us a competitive edge. We estimate that cloud deployment has helped us avoid millions of dollars in IT spending over the past decade. Our IT team is committed to making every STI staff efficient at handling the wide range of tech platforms and applications that make us nimble and adaptable to our customers' evolving needs.



55
ENTERPRISE APPS IN STIcloud



10%
PORTION OF FLEET RUNNING ON ALTERNATIVE FUELS



CULTURE

Family culture fuels business success & community commitment

In an industry that tends to commoditize its people and customer service, STI's family culture makes us different. This is a family business; our hometown families total more than 11,000 people who work together and watch out for each other. Our company is widely recognized in the industry as the employer of choice because we treat our people with respect, and are a safe, caring provider that is involved in our communities.

STI family members are generous with their time and money to support college scholarships offered by the Student Transportation of Canada (STC) and Student Transportation of America (STA) Education Foundations. In Canada, 17 students – including the children of STC employees and graduates of the schools they serve – received $1,000 scholarships to study subjects ranging from criminal justice to emergency medicine. The STA Education Foundation's 2013 fundraising events, highlighted by the 11th Annual STA/John Finfrock Scholarship Golf



Mark Bryan at Pro-Am Jam

Outing in western Pennsylvania, the 1st Annual Pro Am Jam in Charleston, South Carolina, and dozens of new local events, generated $50,000 in scholarships.

But scholarships are only part of STI's community story. Employees in terminals across North America partnered with co-workers, friends and neighbors to help their communities and each other.

- Hurricane Sandy relief dominated not only the news, but also the hearts and minds of STI family members throughout the fall of 2012. Among those hardest hit by the storm were STA employees in Connecticut and New Jersey. STA's Epsom, New Hampshire team filled four buses with donated supplies and delivered them to impacted families at our Lakewood, NJ location. STA's Ocean State Transit team in Chariho, Rhode Island coordinated a "Sandy Shuttle," which delivered 80 large bags of supplies to the Salvation Army in Brooklyn, NY. In Middletown, NY our Mid-City Transit group donated a bus to high school students to help with cleanup and recovery, and the Bradford, New Hampshire team partnered with the Red Cross to bring plumbing and heating supplies to the Jersey Shore.

24% REDUCTION IN GREENHOUSE GASES

90% PROPANE U.S. PRODUCE

60% REDUCTION IN CARBON MONOXIDE EMISSIONS



Nickcol (Nicky) Thomas
Safety Manager – Omaha, Nebraska

Of the more than 500 employees STA hired in 2013 to fulfill its new contract in Omaha, Nebraska, Nickcol (Nicky) Thomas, area safety manager, was the first. "What excited me most about STA was their focus on safety and the company's family culture," Nicky said. "With STA, it's not business as usual. They go out of their way to let you know you are part of the family." When the new fleet of propane buses started rolling into Omaha, STA gave bus drivers the chance to come out and look at the new vehicles. "That really built a sense of excitement," she said. "Many came over and sat in the new buses. They couldn't believe how quiet they ran. They love all the new safety features and are proud to drive an STA bus down the street. CEO Denis Gallagher and STA's support team came out multiple times to make Omaha's start-up smooth. I can pick up the phone and call anytime with a question or issue. It's that overall support that grabs me and says: this is a company that cares about its people."

- A companywide "Driving our Communities" holiday donation effort collected a total of 74,652 items – from canned goods, to disaster relief supplies and heating oil for families in need.
- Employees throughout North America continued to serve their neighbors and raise money for worthy causes through coat drives, cancer walks, food drives and stuff-the-bus donation campaigns.

We work hard to ensure that our employees feel appreciated, are well treated and up to date on all guidelines and regulations. Our second annual Employee Appreciation Week in April was a huge success, as is our new STAR program, created to allow employees to recognize each other for everything from a kind act to going above and beyond in the line of duty.

Student Transportation University (STU), our distance learning program, featured new learning modules on special needs passengers and was key to bringing hundreds of newly-hired drivers and attendants in Omaha up to speed on our high standards for customer service and safety. Our maintenance technicians also hit the books in 2013 as we nearly doubled the number of Master Technicians in our ranks.

Safety is everyone's job at STI, and in fiscal 2013 we introduced a number of new safety initiatives that paid off with an even safer environment despite an increase in both employees and vehicles. Our company Safety Council developed and rolled out a new Safety Alert program designed to share safety-related situations, tips and strategies among all company locations, including specific actions they can take to reduce risks. Anti-bullying training and programs with local school districts also continued in 2013.

The Road Ahead for Fiscal 2014:

- **Continue cost-containment and new procurement programs to improve margins.**
- **Extend lifecycle of some current assets to reduce replacements.**


SCHOOL BUS
STOP

FUTURE

Sustainable fleet fuels a sustainable future

We will continue to reduce both pollution and fuel costs with the expanding use of alternative fuel vehicles. After nearly four years of running propane autogas and Compressed Natural Gas (CNG) buses in California and Minnesota, our operations teams have gained valuable experience and the confidence to expand our alternative fuel fleet to nearly 1,000 vehicles for the 2013-14 school year. We now have the largest fleet of "green" school buses in North America. Propane autogas and CNG are the future fuels of school transportation, and we have created a movement that will benefit school districts, communities and families.

Our propane-powered fleet in Omaha, Nebraska is now the largest in the nation and will reduce Omaha and Millard Public Schools' carbon monoxide emissions by 2.3 million pounds per year. We also began deploying new propane autogas vehicles in two Pennsylvania communities this year – in Levittown for the Bristol Township School District and for the Gateway School District in Monroeville – and in Little Elm, Texas. Because propane autogas is substantially less expensive than diesel, our new contract with the Gateway School District will save taxpayers approximately $372,000 in the 2013-14 school year. That's money that can be used for educational purposes.

Thanks to a new fuel contract for propane autogas signed in 2013, we have locked in fuel savings for three years at a fixed $1.60 per gallon equivalent versus a current price of $3.65 for a gallon of diesel. This price does not include any federal rebates given to alternative fuel vehicles, which currently are 50 cents per gallon in the U.S.

While new alternative fuels are needed in our industry so is new technology, and we made great strides in that area this year. Our SchoolWheels Direct business unit enhanced its SafeStop product. For less than 3 cents per day, this subscription-based mobile application utilizes GPS and routing data to allow parents and students to securely locate our vehicles while en route to and from school. The "app" lets parents see in real time the vehicle location and displays scheduled stop and arrival times. Additional features include a custom alert system that can be used to communicate weather and traffic or vehicle delays, emergencies and other safety information in real time. With 1 million students riding STI vehicles two times each day, we estimate a target market of 1.5 million parents for SafeStop and other subscription technology services. With SafeStop pilots underway in Florida, Connecticut, Nebraska and Texas, we see this asset-light service as a real bright spot for the future. It not only gives us a tool to directly communicate with parents, it also allows us to reach beyond our own customers to security-minded parents everywhere.



Grow asset-light revenues with SchoolWheels products and services to improve ROA and net income.

Reduce energy and fuel costs with new alternative fuel vehicles and idling programs.

Stay safe, select our customers wisely, manage growth, and treat our people and our customers right.

Corporate Governance

Student Transportation's Board of Directors is dedicated to the highest standards of corporate governance. Our Board believes that sound corporate governance practices are in the interest of shareholders and contribute to prudent and effective decision making.

The Board understands that earning the trust of investors comes from demonstrated honesty and transparency.

As such, the Board is fully committed to a comprehensive corporate governance strategy that promotes the Company's long-term well-being and sustainability for the benefit of the shareholders.

The corporate governance policies and practices are substantially compliant with National Policy 58–201, the guidelines of the Canadian Securities Administrators. The Board has monitored ongoing developments in the area of corporate governance best practices and is committed to proactively reviewing and updating all policies and practices to stay ahead of regulatory demands and investor expectations.

Student Transportation's board consists of seven directors, of whom six are independent of management. The Board follows a mandate that clearly defines its roles and responsibilities in overseeing the Company's strategy, management team, financial reporting and governance.

Policies

The Board has adopted several policies that reflect best practices in governance and disclosure.

- **Board Mandate** – Defines the roles and responsibilities of the Board of Directors to supervise the management of the business of Student Transportation with the highest standards of ethical conduct and in the best interests of the shareholders.
- **Disclosure Policy** – Ensures the Company adheres to best practices in disclosing and disseminating material information. This obligation reflects the basic principle of securities regulation that all persons investing in securities should have equal access to information that may affect their investment decisions.
- **Code of Conduct** – Sets out the ethical principles guiding all directors, officers and employees of Student Transportation. Obeying the law, both in letter and in spirit, is the foundation on which STI ethical standards are built and is critical to our reputation and continued success.
- **Insider Trading Policy** – Strictly limits trading by management, the Board and other STI employees.
- **"Whistleblower" Policy** – To promote integrity and to deter wrongdoing, spells out confidential complaint or concerns reporting procedure regarding illegal or unethical behaviour.

All policies, along with the committee charters, are available on Student Transportation's website at www.rideSTBus.com.

Committees

Audit Committee

Student Transportation's Audit Committee is responsible for: the oversight and supervision of accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, and the quality and integrity of the financial statements. The independent registered public accounting firm of Student Transportation reports directly to the Audit Committee. The Committee is also responsible for directing the independent registered public accounting firm's examination of specific areas and for recommending to the Board of Directors the selection of independent auditors.

The Audit Committee met five times during fiscal 2013. Each member of the Audit Committee is independent of management and is "financially literate" and a financial expert within the meaning of Multilateral Instrument 52-110 – Audit Committees, Rule 10A-3 of the United States Securities Exchange Act of 1934, as amended, and NASDAQ Rule 5605 (a)(2), which each prescribe certain requirements for audit committees.

Members:
Irving R. Gerstein, George Rossi (Chair), David Scopelliti, Victor Wells

Compensation, Nominating and Corporate Governance ("CNCG") Committee

The CNCG Committee is responsible for: establishing procedures for the identification and recommendation of nominees to the Board of Directors, ongoing assessment of the Board of Directors, its committees and its members, developing and implementing orientation procedures for new directors, advising on and overseeing compensation, and developing and monitoring the Company's approach to governance issues.

The CNCG Committee met five times during fiscal 2013. Each member of the CNCG Committee is independent of management.

Members:
Irving R. Gerstein (Chair), Kenneth B. Needler, Grace Palombo, David Scopelliti

Directors*



DENIS J. GALLAGHER
Chairman of the Board and Chief Executive Officer

Denis J. Gallagher, the founder, Chairman and Chief Executive Officer of STI, has over 37 years of experience in the passenger transportation industry. He previously served as President and Chief Executive Officer of Coast Cities, a local transportation company. During his tenure, Coast Cities was developed into the largest privately held school bus company in New Jersey. Upon the acquisition of Coast Cities by Laidlaw, Inc. in 1987, Mr. Gallagher was appointed Regional Vice President and later Senior Vice President of Operations for Laidlaw Passenger Services Group, a position he held through 1996. He played a key role in Laidlaw's expansion into new markets, including the consolidation and integration of many acquisitions and the successful privatization of several large fleets in the Southeast. He holds a B.S. in Business Administration from Monmouth University, is a past member of its Board of Trustees and received the University's Distinguished Alumni Award. He is involved in numerous industry and community activities. He served as a member of the Board of Directors of Canada Cartage Diversified Fund until that company was acquired in 2007.



IRVING R. GERSTEIN
Lead Director, CNCG Chair

The Honourable Irving R. Gerstein has been a director of the Company since 2004. He is a Member of the Order of Canada, a Member of the Order of Ontario and was appointed to the Senate of Canada in 2008. He is a retired executive and is currently a director of Medical Facilities Corp. and Atlantic Power Corp. and previously served as a director of other public issuers, including Economic Investment Trust Ltd., CTV Inc., Traders Group Ltd., Guaranty Trust Company of Canada, Confederation Life Insurance Co. and Scott's Hospitality Inc., and an officer and director of Peoples Jewellers Ltd. Senator Gerstein is an honorary director of Mount Sinai Hospital (Toronto), having previously served as Chairman of the Board, Chairman Emeritus and a director over a period of 25 years, and currently is a member of its Research Committee. Senator Gerstein received his BSc. in Economics from the University of Pennsylvania (Wharton School of Finance and Commerce).



KENNETH B. NEEDLER

Kenneth B. Needler, former President and COO of STA Holdings, began his career in the passenger transportation industry in 1972, with a company that was subsequently acquired by Laidlaw, Inc. Mr. Needler was named President and COO of the Company in July 1999, and served as such until June 30, 2005, after being appointed to the STA Holdings' Board of Directors in 1998. Between 1972 and 1990, he held a number of management positions at Laidlaw, Inc., including Division Manager, Regional Vice President and President of the Canadian school bus operations. In 1984, Mr. Needler was appointed to the Board of Directors of Laidlaw, Inc. where he served as a Member of the Audit Committee and then as President of the Passenger Services Group. He has served on various bus association boards in both the motorcoach and school bus industries, as a director on his local hospital board, and on the board of a Mutual Insurance Company located in Ontario.

*SNCF Participations (SNCF-P) S.A. is an advisor to the STI Board. Robert Byrne is Board Secretary.

Directors



GRACE PALOMBO

Grace M. Palombo, is Executive Vice President, Head of Human Resources – TD Bank, America's Most Convenient Bank. Prior to TD Bank, she served as the Senior Vice President Corporate Human Resources of CanWest Global Communications Corporation and worked with Boards of Directors and HR Committees for the CanWest businesses. Prior to joining CanWest, she held various executive positions in Human Resources, Legal and Corporate Services with Husky Injection Molding Systems, Canada Life Financial Services, Westcoast Energy/Union Gas and Bombardier Aerospace, and served as General Counsel and Corporate Secretary at Union Gas. She also practiced Employment, Labour Relations and Corporate Law law in Toronto. Ms. Palombo holds a LLB from Osgoode Hall Law School in Toronto and a B.A. in Psychology from York University. She serves on the Board of Directors of EnerCare Inc., the Osgoode Hall Law School AlumniAssociation and the Norshield Investors Advisory Group (NIAG). She is a member of the Institute of Corporate Directors, The Canadian Bar Association, the Women's Law Association and the Women's Executive Network.



GEORGE ROSSI

Audit Committee Chair

George Rossi is a consultant and corporate director. Mr. Rossi serves on the boards of several public and private entities including Dolan Media, a NYSE-listed leading provider of business information and business services to the legal, finance and real estate sectors in the United States, and Technosport Inc., a Canadian clothing distributor. He also serves on the investment valuation committee of Investissements Desjardins. As the Senior Vice-President and Chief Financial Officer of Cinar Corporation from November 2000 to 2002 and as Interim President from 2002 to 2003, Mr. Rossi successfully led the turnaround and financial restructuring of the company. Between 1983 and 2000, Mr. Rossi was Vice-President and Chief Financial Officer of Radiomutuel Inc., a publicly traded media company. Before 1983 Mr. Rossi was an audit manager with Ernst & Young. A commerce graduate of Concordia University, Mr. Rossi is a chartered accountant.



DAVID SCOPELLITI

David Scopelliti is a Principal of GarMark Partners, a private investment firm in Stamford, CT. He also is a Director of Nudo Products, Inc. and Athena Wellness Brands LLC. Mr. Scopelliti has over 20 years of experience as a principal investor in the private equity and debt markets. Prior to joining GarMark, he was a Managing Director at PCG Asset Management, advising pension fund clients on alternative investments. Prior to that he was head of Private Equity for the State of Connecticut Pension Plan and Vice Chairman of the Institutional Limited Partners Assoc. (ILPA). His previous positions included Principal of USBX Advisory Services, Managing Director with CIBC World Markets in New York and head of ING's New York Merchant Banking Group. He also served Heller Financial as a Portfolio Manager for the Leveraged Finance Group. He started his career at the Morgan Guaranty Trust Company on a Special Projects Team. Mr. Scopelliti holds a Bachelors of Business Administration in Finance from Pace University in New York.



VICTOR WELLS

Victor Wells was appointed a director of Unique Broadband Systems Inc. on July 12, 2012. He a former director and chair of the Audit Committee for GT Canada Medical Properties Inc. (2010-2012), MagIndustries Inc. (2006 – 2011) and Northstar Healthcare Inc. (2007 – 2010). He was a director and member of the Audit Committee of TriNorth Capital Inc.from 2009 to 2010, and is a former Trustee of Canada Cartage Diversified Income Fund and chaired its Audit Committee. Mr. Wells was Vice President, Finance and CFO of Chemtrade Logistics Income Fund from its initial public offering in July 2001 until 2006. From 1998 to 2001 he was Vice President, Finance and CFO of Tahera Diamond Corporation. Mr. Wells is Chairman of the Canadian Financial Executives Research Foundation. He obtained his Chartered Accountant designation with Ernst & Young in Toronto, was elected a Fellow of the Institute of Chartered Accountants of British Columbia and is a Fellow of the Ontario Institute of Chartered Accountants. He holds an Institute of Corporate Directors designation and is a member of the Institute of Corporate Directors.

STUDENT TRANSPORTATION INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of the Financial Condition and Results of Operations of Student Transportation Inc., is supplemental to, and should be read in conjunction with, the financial statements and footnotes for the period ended June 30, 2013. These financial statements can be found on SEDAR at www.sedar.com. As an SEC issuer (as defined under applicable Canadian securities laws), Student Transportation Inc.'s financial statements are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The information in this Management's Discussion and Analysis of the Financial Condition and Results of Operations is effective September 16, 2013. Additional information about, and the Annual Information Form filed by, Student Transportation Inc., is also available on SEDAR at www.sedar.com.

All references to "$" or "US$" are to U.S. dollars and all references to "Cdn $" are to Canadian dollars. All references to the Company are to either Student Transportation Inc. or to STI and its subsidiaries, as the context requires. Unless the context requires otherwise, references to years are to the Company's fiscal year ended June 30.

Forward-Looking Statements

Certain statements in this Management's Discussion and Analysis ("MD&A"), including without limitation in the sections of this MD&A entitled "Results of Operations", "Liquidity and Capital Resources" and "Subsequent Events") are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding the Company's revenues, expense levels, seasonality, liquidity, profitability of new business acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute the Company's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and negative forms thereof, suggesting future outcomes or events.

These forward-looking statements reflect the Company's current expectations regarding future events and operating performance and speak only as of the date of this Management Discussion and Analysis. Actual results may vary from the forward-looking statements. Specifically, forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at or by which such performance or results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors referred to and incorporated by reference under the heading "Risk Factors" such as an inability to control the Company's operating expenses, significant capital expenditures, reliance on certain key personnel, the possibility that a greater number of employees will join unions, the Company's acquisition strategy, an inability to achieve the Company's business objectives, increased industry competition, rising insurance costs, new governmental laws and regulations, a lack of insurance coverage for certain losses, environmental requirements, seasonality of the industry in which the Company operates, any inability to maintain letters of credit and performance bonds and the termination of certain of the Company's contracts for reasons beyond management's control. Material factors and assumptions that were relied upon in making the forward-looking statements include contract and customer retention, current and future expense levels, availability of quality acquisition, bid and conversion opportunities, current borrowing availability and financial ratios, as well as current and historical results of operations and performance. Although the forward-looking statements contained in this Management Discussion and Analysis are based upon what the Company believes to be reasonable assumptions, investors cannot be assured that actual results will be consistent with these forward-looking statements, and the differences may be material. These forward-looking statements are made as of the date of this Management Discussion and Analysis and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as specifically required by applicable law.

General

Student Transportation Inc. ("STI" or the "Company") is a corporation established under the laws of the Province of Ontario. STI, together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with

STI, the "Issuer"), initially issued income participating securities ("IPSs") pursuant to the Issuer's initial public offering in December 2004 (the "IPS Offering"). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC. On December 21, 2009, the Company redeemed the remaining 14% subordinated notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure.

STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan ("EIP"). STI currently holds a 98.7% interest in STA Holdings as at June 30, 2013 through its ownership of the Class A shares of STA Holdings. The Company also owns 100% of the outstanding shares of Parkview Transit Inc. ("Parkview Transit"). STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. ("STA, Inc."), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

On July 13, 2011, the Company filed a Form 40-F registration statement with the United States Securities and Exchange Commission (the "SEC") and a listing application with the NASDAQ-OMX, both in connection with the Company's initial US listing of its common stock on the NASDAQ Global Select Market.

On September 1, 2011 the NASDAQ-OMX formally approved the Company's listing application and on September 2, 2011, the SEC formally declared effective the Company's Form 40-F registration statement. As such, the Company became a "foreign private issuer" under applicable U.S. federal securities laws. On September 6, 2011, the Company's common shares commenced trading on the NASDAQ Global Select Market under the trading symbol STB. The Company's common stock and convertible debentures continue to be listed on the Toronto Stock Exchange.

On October 26, 2009, STI closed its offering of 7.5% convertible subordinated unsecured debentures (the "7.5% Convertible Debentures") due October 31, 2014, at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45.0 million), with an underwriters' over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures. On November 10, 2009, the full amount of the underwriters' over-allotment option was exercised for total gross proceeds of $6.4 million. As discussed below, the Company redeemed the remaining principal amount of 7.5% Convertible Debentures on November 2, 2012.

On June 21, 2010, STI closed its offering of 6.75% convertible debentures (the "6.75% Convertible Debentures") due June 30, 2015, at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50.0 million).

On June 7, 2011, the Company issued 6.25% convertible subordinated unsecured debentures (the "6.25% Convertible Debentures") due June 30, 2018, at a price of US $1,000 per debenture, for total gross proceeds of $60.0 million.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures and the 6.25% Convertible Debentures are collectively referred to as the "Convertible Debentures". The net proceeds from the sale of the Convertible Debentures were used to repay indebtedness under the senior credit facilities, which provided additional borrowing capacity to fund the redemption of the outstanding 14% subordinated notes of STA ULC and for general corporate purposes.

Each Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the "7.5% Convertible Debenture Conversion Price") which was equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of 7.5% Convertible Debentures, a conversion price of Cdn $7.25 per common share (the "6.75% Convertible Debenture Conversion Price") which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of 6.75% Convertible Debentures, and at a conversion price of US $9.50 per common share (the "6.25% Convertible Debenture Conversion Price") which is equivalent to 105.2632 common shares for each US $1,000 principal amount of 6.25% Convertible Debentures.

The 7.5% Convertible Debentures were not redeemable prior to October 31, 2012. The Company had the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice was given was at least 125% of the 7.5% Convertible Debenture Conversion Price. On November 2, 2012, the Company redeemed the remaining 7.5% Convertible Debentures, as discussed below. The 6.75% Convertible Debentures were not redeemable prior to June 30, 2013. The Company has the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price. The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, after July 1, 2014, but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity, the Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole by issuing and delivering common shares for each Cdn $1,000 principal amount of the 6.75% Convertible Debentures and US $1,000 principal amount of the 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debenture indentures, to sell in the open market, to satisfy the Company's obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change of Control (as defined in the Convertible Debentures indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

The Company established a dividend reinvestment plan (the "Plan") in May 2009 to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued directly from the treasury of STI at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount. Pursuant to the Plan, the Company issued 1,501,679 common shares during the twelve months ended June 30, 2013, which have an approximate value of $9.5 million.

The shareholders of the Company approved the adoption by STA Holdings of the Equity Incentive Plan ("EIP"), at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders of STI approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, at the annual general meeting, the shareholders of the Company approved an increase in the allotted number of Class B Series Two common shares available for issuance under the EIP by 1,446,291, which have also been granted to management. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and to be

issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which had been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which have been utilized for all share grants under the EIP subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPSs. The holders of the Class B Series Three common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends paid to the holders of STI common shares. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted that remain outstanding are available to be "put" back to the Company, while the holders of Class B Series Three common shares have an option to "put" up to one third of the shares awarded each year back to the Company, one year immediately following the grant. All new share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

As noted above, the Class B Series Two and Series Three common shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations.

During the twelve months ended June 30, 2013, a total of 72,075 Class B Series Two common shares were "put" back to the Company having a fair value of $0.8 million. The total number of Class B Series Two common shares outstanding as at June 30, 2013 was 64,516. The fair value of the Class B Series Two common shares outstanding at June 30, 2013 represents a liability of $0.6 million all of which is recorded in other current liabilities.

During the twelve months ended June 30, 2012, a total of 96,719 Class B Series Two common shares were "put" back to the Company having a fair value of $1.0 million. The total number of Class B Series Two common shares outstanding as at June 30, 2012 was 136,591.

During the twelve months ended June 30, 2013, STA Holdings granted 495,020 Class B Series Three common shares pursuant to the EIP. The Company recognized $3.3 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2013. In connection with these grants, 127,145 shares were withheld at the election of the participants to satisfy income tax withholdings. In addition, pursuant to the liquidity provision of the EIP plan, 121,396 Class B Series Three common shares were "put" back to the Company, having a fair value of $0.8 million during the twelve months ended June 30, 2013. The total number of Class B Series Three common shares outstanding as at June 30, 2013 was 1,163,590. The fair value of the Class B Series Three common shares outstanding at June 30, 2013 represents a liability of $7.0 million, of which $4.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan.

During the twelve months ended June 30, 2012, STA Holdings granted 625,970 Class B Series Three common shares pursuant to the EIP. The Company recognized $3.6 million in non-cash stock-based compensation expense related to these grants during the twelve months ended June 30, 2012. In connection with these grants, 166,850 shares were withheld at the election of the participants to satisfy income tax withholdings. In addition, pursuant to the liquidity provision of the EIP plan, 80,543 Class B Series Three common shares were "put" back to the Company, having a fair value of $0.5 million during the twelve months ended June 30, 2012. The total number of Class B Series Three common shares outstanding as at June 30, 2012 was 917,111.

On October 3, 2012, the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012.

From July 1, 2012, through November 1, 2012, Cdn $22.4 million of the Company's 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock. On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of 7.5% Convertible Debentures for cash.

On October 19, 2012 the Company announced that the Toronto Stock Exchange had approved its notice of intention to renew its normal course issuer bid (the "NCIB") for a portion of its common shares as appropriate opportunities arise. The Company was permitted to commence purchasing common shares under the renewed normal course issuer bid on or about October 24, 2012. Pursuant to the notice, the Company is permitted to purchase up to Cdn $5.0 million of the Company's common shares in the twelve month period commencing October 24, 2012 and ending on October 23, 2013. During the twelve months ended June 30, 2013 the Company purchased and cancelled 401,076 common shares having a value of $2.5 million pursuant to the NCIB.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million), (the "2012 Bought Deal"). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company's senior credit facility.

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million). The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company's senior credit facility.

Results of Operations ($ in 000's, except per share data)

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's seasonality and leasing alternatives. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis, that could cause results to differ materially from those described or anticipated in the forward-looking statements.

	Three Months Ended June 30,		Twelve Months Ended June 30,	
	2013	2012	2013	2012
Revenues	$122,279	$103,438	$423,688	$368,986
Costs and expenses				
Cost of operations	85,367	73,608	315,032	271,226
General and administrative	10,953	9,968	42,350	38,455
Non-cash stock compensation	415	–	3,326	3,619
Acquisition expense	–	65	–	886
Depreciation and depletion expense	12,423	11,584	41,861	37,149
Amortization expense	997	732	4,186	3,437
Total operating expenses	110,155	95,957	406,755	354,772
Income from operations	12,124	7,481	16,933	14,214
Interest expense	3,210	3,499	14,342	15,327
Foreign currency (gain) loss	(76)	181	(183)	(929)
Unrealized loss on foreign currency exchange contracts	496	285	656	1,779
Unrealized re-measurement loss (gain)	–	1,167	(123)	3,001
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(538)	(881)	(1,142)	972
Gain on bargain purchase of businesses acquired	–	(6,925)	–	(6,925)
Other (income) expense, net	(1,299)	(363)	(2,720)	827
Income before income taxes	10,331	10,518	6,103	162
Income tax provision (benefit)	3,584	1,307	2,234	(2,092)
Net income	$ 6,747	$ 9,211	$ 3,869	$ 2,254
Basic net income per common share	$ 0.08	$ 0.12	$ 0.05	$ 0.03
Diluted net income per common share	$ 0.08	$ 0.11	$ 0.05	$ 0.03

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is minimal school bus transportation revenue. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond with the vehicles' usage. In addition, the Company purchases a majority of its replacement capital expenditures, along with investment capital spending for new bids and contracts awarded for the upcoming school year in the same time period. These purchases have historically been funded by borrowings on the Company's credit facility and through operating lease financings.

Managed and Leased Fleet Business

The Company's school transportation services have historically included managed services contracts. These transportation services are structured as management services contracts under which the Company manages the transportation for the school district and the school district continues to own the school bus fleet. In addition, the

Company has financed a portion of its replacement school vehicles starting in fiscal year 2007 through operating leases. Such managed services contracts and leased vehicles require lower up front capital investment (as the school district maintains ownership of the managed fleet and the lessor maintains ownership of the leased fleet) and thus results in lower annual depreciation expense on an ongoing basis. Currently, leased and managed buses account for approximately 15% and 4%, respectively, of the Company's fleet. The Company intends to review leasing alternatives on an annual basis based on the economics of the lease financing.

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

During July, August and September 2012, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

During July and August 2013, the Company entered into additional operating leases with seven major financial institutions to lease approximately $21.7 million in replacement school vehicles and $18.7 million in growth vehicles for the upcoming 2013-2014 school year. The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.4%. Annual lease payments on these additional leases will approximate $5.7 million per year for the term of the leases.

Oil and Gas Interests

In January 2008, the Company closed the acquisition (the "Canadex Acquisition") of all of the outstanding stock of Canadex Resources Limited ("Canadex"). Canadex was a transportation and energy company consisting of two separate business segments. The transportation segment represented school bus operations in Ontario, while the energy division held non-operating positions in oil and gas investments in the United States. The interests in oil and gas properties are held through Canadex's wholly owned subsidiary, Canadex Resources Inc. ("CRI"). CRI invests as a non-operator in properties for the exploration and upstream production of crude oil, natural gas and condensates. It holds junior participations in approximately 500 wells primarily in Texas and Oklahoma, with a few located in Louisiana and Kansas in the United States. Approximately 70% of these wells produce natural gas. CRI's co-investments with a range of operators provide flexibility to exploit a variety of exploration and development opportunities. The financial statements reflect the Company's proportionate interest in the oil and gas activities as a non-operator. Canadex, through a series of amalgamations subsequent to the Canadex Acquisition, was renamed Parkview Transit Inc., which is a direct subsidiary of the Company.

The Company's oil and gas revenues, on an annual basis, are approximately one percent of consolidated Company revenues.

Three months ended June 30, 2013 Compared to Three months ended June 30, 2012

The Company's core business is school bus transportation. As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one percent of the Company's revenue on an annual basis.

The consolidated results for the fourth quarter of fiscal year 2013 include $1.2 million in oil and gas revenue, $0.5 million in related cost of operations, $0.3 million in general and administrative expense and $0.2 million in depletion expense. In addition, the consolidated results for the fourth quarter of fiscal year 2013 include a gain on sale of oil and gas assets of $0.6 million. The consolidated results for the fourth quarter of fiscal year 2012 include $0.9 million in oil and gas revenue, $0.5 million in related cost of operations and $0.1 million in depletion expense.

The remaining discussion of the Company's operating results through "Income from Operations" is related to the Company's core school bus transportation segment. Discussion of items below "Income from Operations" reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fourth quarter of fiscal year 2013 were $121.1 million compared to $102.5 million for the fourth quarter of fiscal year 2012, representing an increase of $18.6 million, or 18.1%. Revenue for the fourth quarter of fiscal year 2013 was negatively impacted by approximately $0.3 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fourth quarter of fiscal year 2012 to the fourth quarter of fiscal year 2013 in connection with the translation of the Company's Canadian operations into U.S. dollars. In the first quarter of fiscal year 2013, the Company started operations on nine new bid contracts. The Company closed seven acquisitions in fiscal year 2012, three acquisitions (two of which were tuck-ins to existing terminal operations) in the first quarter of fiscal year 2012, three acquisitions in the second quarter of fiscal year 2012, and one acquisition in the fourth quarter of fiscal year 2012.

The acquisitions completed subsequent to the third quarter of fiscal year 2012, and the new bid-in contracts for fiscal year 2013 accounted for $10.4 million in new business growth in the fourth quarter of fiscal year 2013. In addition, the results for the fourth quarter of fiscal year 2013 reflect more school days due to the recovery of weather days due to snow related school closings in prior quarters which in the aggregate accounted for a $5.0 million timing difference in quarter over quarter revenue, partially offset by the timing of the spring break holiday, which occurred in the fourth quarter of fiscal year 2012 compared to the third quarter of fiscal year 2013. The remaining $3.5 million increase in revenues resulted primarily from contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for school bus transportation for the fourth quarter of fiscal year 2013 was $84.9 million as compared to $73.2 million for the fourth quarter of fiscal year 2012, representing an increase of $11.7 million or 16.0%. The acquisitions completed subsequent to the third quarter of fiscal year 2012, and the new bid-in contracts for fiscal year 2013 accounted for $6.9 million of the total increase in cost of operations. In addition, the results for the fourth quarter of fiscal year 2013 reflect expenses associated with the recovery of school days from prior quarters that were deferred due to weather impacts and calendar day differences. The remaining $4.8 million increase in cost of operations, net of new business for the fourth quarter of fiscal year 2013, resulted primarily from an increase in salaries and wages, fuel costs, insurance costs and operating costs. Salaries and wages, net of new business for the fourth quarter of fiscal year 2013, increased by $2.2 million primarily related to driver wages which resulted from the net recovery of operating days in the fourth quarter of fiscal year 2013. As a percentage of revenue, driver wages decreased to 32.7% in the fourth quarter of fiscal year 2013 from 33.4% in the fourth quarter of fiscal year 2012. Operating expenses, net of new business for the fourth quarter of fiscal year 2013, increased $0.9 million due to an additional year of vehicle leasing costs. Fuel costs, net of new business for the fourth quarter of fiscal year 2013, increased $0.5 million compared to the fourth quarter of fiscal year 2012 due primarily to the net recovery of operating days in the fourth quarter of fiscal year 2013. As a percentage of revenue, fuel costs decreased to 8.3% in the fourth quarter of fiscal year 2013 from 8.4% in the fourth quarter of fiscal year 2012. The Company currently has fuel mitigation features in approximately 63% of its contracts reflecting some form of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. The Company, for fiscal year 2012, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. In fiscal year 2013, the Company also entered into fixed price contracts for a similar 20% of its exposure through November 30, 2012. Insurance costs, net of new business for the fourth quarter of fiscal year 2013, increased $0.6 million primarily due to unfavorable liability insurance claims experience. As a percentage of revenue, insurance costs increased to 2.9% from 2.6% in the fourth quarter of fiscal year 2013 compared to the fourth quarter of fiscal year 2012. Fringe benefits, net of new business for the fourth quarter of fiscal year 2013, increased $0.3 million due to the increase in employer taxes associated with the increase in driver wages discussed above. Fringe benefits decreased as a percentage of revenue to 7.9% in the fourth quarter of fiscal year 2013 from 8.3% in the fourth quarter of fiscal year 2012. Maintenance expense, net of new business, increased $0.3 million as a result of higher parts and repair expense, but remained constant as a percentage of revenue at 4.6% in the fourth quarters of fiscal years 2013 and 2012.

General and Administrative Expense: General and administrative expense for school bus transportation for the fourth quarter of fiscal year 2013 was $10.6 million compared to $9.9 million for the fourth quarter of fiscal year 2012, an increase of $0.7 million or 7.1%. As a percentage of revenue, total general and administrative expense decreased to 8.8% for the fourth quarter of fiscal year 2013 compared to 9.7% for the fourth quarter of fiscal year 2012. The increase in general and administrative expenses is primarily due to the acquisitions completed during the fiscal year 2012 and the new bid-in contracts for the fiscal year 2013.

Acquisition Expense: The Company did not incur any acquisition expense for school bus transportation for the fourth quarter of fiscal year 2013, as there were no acquisitions completed. Acquisition expense for the fourth quarter of fiscal year 2012 was $0.1 million. Acquisition expenses related to transaction costs associated with acquisitions are expensed as incurred under US GAAP.

Non-Cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the fourth quarter of fiscal year 2013 was $0.4 million. The non-cash compensation expense was related to the issuance of 65,049 Class B Series Three common shares of STA Holdings in the fourth quarter of fiscal year 2013. There were no such grants during the fourth quarter of fiscal year 2012.

Depreciation Expense: Depreciation expense for school bus transportation for the fourth quarter of fiscal year 2013 was $12.2 million compared to $11.4 million for the fourth quarter of fiscal year 2012, an increase of $0.8 million. The increase was primarily related to the vehicles associated with the acquisitions completed during the fiscal year 2012 and the new bid contracts for fiscal year 2013, partially offset by the depreciation savings due to the additional vehicles leased year over year. As a percentage of revenue, depreciation expense decreased to 9.7% for the fourth quarter of fiscal year 2013 from 11.2% for the fourth quarter of fiscal year 2012.

Amortization Expense: Amortization expense for school bus transportation was $1.0 million for the fourth quarter of fiscal year 2013 compared to $0.7 million in the fourth quarter of fiscal year 2012. As a percentage of revenue, amortization expense increased to 0.9% in the fourth quarter in fiscal year 2013 from 0.7% in the fourth quarter of fiscal year 2012.

Income from Operations: Income from operations for school bus transportation was $11.9 million for the fourth quarter of fiscal year 2013 compared to $7.2 million for the fourth quarter of fiscal year 2012. The increase in income from operations of $4.7 million resulted from the operating line items discussed above.

Interest Expense: Interest expense for the fourth quarter of fiscal year 2013 was $3.2 million compared to $3.5 million for the fourth quarter of fiscal year 2012. The decrease in interest expense of $0.3 million was due primarily to lower average rates for the fourth quarter of fiscal year 2013, compared to the fourth quarter of fiscal year 2012.

Foreign Currency (Gain) Loss: Foreign currency gain for the fourth quarter of fiscal year 2013 totaled $0.1 million compared to foreign currency loss of $0.2 million for the fourth quarter of fiscal year 2012. The increase in the foreign currency gain of $0.3 million results primarily from the gains realized upon the settlement of the foreign currency contracts.

Unrealized Loss on Foreign Currency Exchange Contracts: Unrealized loss on foreign currency exchange contracts was $0.5 million for the fourth quarter of fiscal year 2013 compared to an unrealized loss of $0.3 million for the fourth quarter of fiscal year 2012. The increase in unrealized loss of $0.2 million primarily reflects the fair value adjustment of the foreign currency exchange contracts resulting from the change in exchange rates for each period.

Unrealized Re-measurement Loss: Unrealized re-measurement loss was $0.0 for the fourth quarter of fiscal year 2013 compared to the re-measurement loss of $1.2 million in the fourth quarter of fiscal year 2012. The decrease in re-measurement loss of $1.2 million reflects a $2.1 million increase in non-cash foreign currency re-measurement loss related to STI's issuance of U.S. dollar denominated 6.25% Convertible Debentures resulting from the change in exchange rates during the fourth quarter of fiscal year 2013 compared to the fourth quarter of fiscal year 2012. STI's functional currency is the Canadian dollar. The 6.25% Convertible Debentures are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, gains or losses on re-measurement of the 6.25% Convertible Debentures (denominated in U.S. dollars) are considered transaction gains and losses and are included in the consolidated statements of operations. The $2.1 million foreign currency re-measurement loss associated with the 6.25% Convertible Debentures was offset by a $2.1 million foreign currency re-measurement gain associated with certain of the Company's short-term related intercompany notes which were put in place in the fourth quarter of fiscal year 2013. Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the consolidated statement of operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in accumulated other comprehensive income (loss) as incurred.

Non-cash Gain on 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the 6.25% Convertible Debentures conversion feature was $0.5 million for the fourth quarter of fiscal year 2013 compared to a non-cash gain of $0.9 million in the fourth quarter of fiscal year 2012. The decrease in the non-cash gain of $0.4 million was related to the change in fair value of the embedded conversion feature derivative associated with STI's issuance of the U.S. dollar denominated 6.25% Convertible Debentures. The conversion feature on STI's 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired: The gain on the bargain purchase in the fourth quarter of fiscal year 2012 was $6.9 million, resulting from the acquisition of certain assets and contracts in Texas and Washington from National Express Corporation, as discussed below under the heading "Liquidity and Capital Resources-Acquisitions".

Other (Income) Expense, net: Other income totaled $1.3 million in the fourth quarter of fiscal year 2013 compared to other income of $0.4 million in the fourth quarter of fiscal year 2012. The increase of $0.9 million was due primarily to an increase in gain on sale of assets related to the oil and gas interests combined with an increase in the unrealized gains on foreign currency translation in the fourth quarter of fiscal year 2013 compared to the fourth quarter of fiscal year 2012.

Income before Income Taxes: Income before income taxes was $10.3 million for the fourth quarter of fiscal year 2013 compared to income before income taxes of $10.5 million for the fourth quarter of fiscal year 2012. This decrease in income of $0.2 million resulted primarily from the prior year bargain purchase gain of $6.9 million and a decrease in income from the Company's oil and gas portfolio of $0.1 million, offset by an increase in income of $4.7 million from the school bus transportation segment, a decrease in the re-measurement loss of $1.2 million and an increase in other income of $0.9 million.

Net Income: Net income for the Company for the fourth quarter of fiscal year 2013 totaled $6.7 million, which included an income tax expense of $3.6 million. Net income for the fourth quarter of fiscal year 2012 amounted to $9.2 million, which included an income tax expense of $1.3 million. The effective tax rates for the fourth quarter of fiscal year 2013 and the fourth quarter of fiscal year 2012 were 34.7% and 12.4%, respectively. The increase in the effective tax rate for the fourth quarter of fiscal year 2013 primarily resulted from the prior gain on the bargain purchase of assets acquired and a change in the estimated full year forecasted expense allocations between the United States and Canada. Basic net income per common share was $0.08 for the fourth quarter of fiscal year 2013 compared to $0.12 for the fourth quarter of fiscal year 2012. Diluted net income per common share was $0.08 for the fourth quarter of fiscal year 2013 compared to $0.11 for the fourth quarter of fiscal year 2012.

Twelve months ended June 30, 2013 Compared to Twelve months ended June 30, 2012

The Company's core business is school bus transportation. As a result of the Canadex Acquisition, the Company has two reportable segments, school bus transportation and an oil and gas portfolio. The oil and gas portfolio represents approximately one percent of the Company's revenue on an annual basis.

The consolidated results for the fiscal year 2013 include $4.9 million in oil and gas revenue, $2.3 million in related cost of operations, $0.4 million in general and administrative expense and $1.0 million in depletion expense. The consolidated results for the fiscal year 2012 include $5.1 million in oil and gas revenue, $2.4 million in related cost of operations, $0.1 million in general and administrative expense and $1.0 million in depletion expense. In addition, the consolidated results for fiscal year 2013 include a gain on sale of oil and gas assets of $0.6 million. The decrease in revenue for the oil and gas portfolio of $0.2 million for the fiscal year 2013 compared to the fiscal year 2012, is due to a decline in both oil and gas production and commodity prices.

The remaining discussion of the Company's operating results through "Income from Operations" is related to the Company's core school bus transportation segment. Discussion of items below "Income from Operations" reflects the consolidated results of the Company as these items are unallocated between the two reporting segments.

Revenues: Revenues for school bus transportation for the fiscal year 2013 were $418.8 million compared to $363.9 million for the fiscal year 2012, representing an increase of $54.9 million, or 15.1%. Revenue for the fiscal year 2013 was positively impacted by approximately $0.4 million related to the change in exchange rates between the Canadian dollar and the U.S. dollar from fiscal year 2013 to fiscal year 2012 in connection with the translation of the Company's Canadian operations into U.S. dollars. In the first quarter fiscal year 2013, the Company started operations on nine new bid contracts. The Company closed seven acquisitions in fiscal year 2012, three acquisitions (two of which were tuck-ins to existing terminal operations) in the first quarter of fiscal year 2012, three acquisitions in the second quarter of fiscal year 2012, and one acquisition in the fourth quarter of fiscal year 2012.

The acquisitions completed during fiscal year 2012 and the new bid-in contracts for the fiscal year 2013 accounted for $50.7 million in new business growth in the fiscal year 2013. The remaining $3.8 million increase in revenues resulted primarily from contract rate increases and net increases in service requirements of existing contracts.

Cost of Operations: Cost of operations for school bus transportation for the fiscal year 2013 was $312.7 million compared to $268.8 million for the fiscal year 2012, an increase of $43.9 million or 16.3%. The acquisitions completed during fiscal year 2012 and the new bid-in contracts for the fiscal year 2013 accounted for $36.3 million of the total increase in the Company's cost of operations. The remaining $7.6 million increase in cost of operations, net of new business for the fiscal year 2013, resulted primarily from increased operating expenses, salaries and wages, maintenance costs and fringe benefits partially offset by lower fuel expense. Operating expenses, net of new business for the fiscal year 2013, increased $3.3 million due primarily to an additional year of vehicle leasing costs. As a percentage of revenue, operating expenses increased to 5.5% in the fiscal year 2013 from 4.6% in the fiscal year 2012. Salaries and wages, net of new business for the fiscal year 2013 increased $2.4 million due primarily to increased driver wages and operations wages. As a percentage of revenue, driver wages remained unchanged at 33.6% in fiscal years 2013 and 2012 and operations wages increased to 4.6% from 4.4% for the fiscal year 2013 compared to the fiscal year 2012. Maintenance costs, net of new business for the fiscal year 2013, increased $1.0 million due primarily to higher repair costs and increased as a percentage of revenue to 5.1% in the fiscal year 2013 from 4.9% in the fiscal year 2012. Fringe benefits for the fiscal year 2013, net of new business for the fiscal year 2013, increased $0.9 million primarily due to increased workers compensation insurance costs. As a percentage of revenue, fringe benefits increased to 9.0% for the fiscal year 2013 compared to 8.9% for the fiscal year 2012. Fuel costs, net of new business for the fiscal year 2013, decreased $0.1 million compared to the fiscal year 2012 due primarily to market decreases in fuel prices. As a percentage of revenue, fuel costs decreased to 8.9% from 9.0% in the fiscal year 2013 compared to the fiscal year 2012.

General and Administrative Expense: General and administrative expense for school bus transportation for the fiscal year 2013 was $42.0 million compared to $38.3 million for the fiscal year 2012, an increase of $3.7 million or 9.7%. As a percentage of revenues, total general and administrative expense decreased to 10.0% for the fiscal year 2013 from 10.5% for the fiscal year 2012. The $3.7 million increase in general and administrative expense reflects $2.7 million of expense associated with the net new business for the fiscal year 2013 and increases in facility costs, due to weather related increases in utilities and property maintenance expenses.

Acquisition Expense: The Company did not incur any acquisition expense for school bus transportation during the fiscal year 2013, as there were no acquisitions completed. Acquisition expense for the fiscal year 2012 was $0.9 million. Acquisition expenses related to transaction costs associated with acquisitions that are expensed as incurred under US GAAP.

Non-Cash Stock Compensation: Non-cash stock compensation expense for school bus transportation for the fiscal year 2013 was $3.3 million. The non-cash compensation expense was related to the issuance of 495,020 Class B Series Three common shares of STA Holdings in the fiscal year 2013. Non-cash stock compensation expense for the fiscal year 2012 was $3.6 million. The non-cash compensation expense was related to the issuance of 625,970 Class B Series Three common shares of STA Holdings in the fiscal year 2012.

Depreciation Expense: Depreciation expense for school bus transportation for the fiscal year 2013 was $40.8 million compared to $36.1 million for the fiscal year 2012, an increase of $4.7 million. The increase was primarily related to the vehicles associated with the acquisitions closed in fiscal year 2012 and the net new bid contracts for fiscal year 2013,

partially offset by the depreciation savings due to the additional vehicles leased year over year. As a percentage of revenues, depreciation expense decreased to 9.8% for the fiscal year 2013 from 9.9% for the fiscal year 2012.

Amortization Expense: Amortization expense for school bus transportation for the fiscal year 2013 was $4.2 million compared to $3.4 million for the fiscal year 2012, an increase of $0.8 million. The increase was completely related to the amortization associated with the acquisitions closed in fiscal year 2012. As a percentage of revenues, amortization expense increased to 1.0% for the fiscal year 2013 from 0.9% for the fiscal year 2012.

Income from Operations: Income from operations for school bus transportation was $15.8 million for the fiscal year 2013 compared to income from operations of $12.7 million for the fiscal year 2012. The increase in income of $3.1 million results primarily from the operating line items discussed above and reflects a positive impact of $0.2 million due to the change in exchange rates between the Canadian dollar and the U.S. dollar from the fiscal year 2012 compared to the fiscal year 2013 in connection with the translation of the Company's Canadian operations into U.S. dollars.

Interest Expense: Interest expense for the fiscal year 2013 was $14.3 million compared to $15.3 million for the fiscal year 2012. The $1.0 million decrease in interest expense was due primarily to a decrease in average interest rates for the fiscal year 2013, compared to the fiscal year 2012.

Foreign Currency Gain: Foreign currency gain for the fiscal year 2013 totaled $0.2 million compared to foreign currency gain of $0.9 million for the fiscal year 2012. The decrease of $0.7 million in the foreign currency gain in the fiscal year 2013 was related to realized gains on the foreign currency exchange contracts partially offset by realized losses on Canadian operations transactions. The foreign currency gain in the fiscal year 2012 was related to realized gains on the foreign currency exchange contracts.

Unrealized Loss on Foreign Currency Exchange Contracts: Unrealized loss on forward contracts was $0.7 million for the fiscal year 2013 compared to an unrealized loss of $1.8 million for the fiscal year 2012. The decrease in unrealized loss of $1.1 million primarily reflects the fair value adjustment of the foreign currency exchange contracts entered into as an economic hedge of the U.S. dollar / Canadian dollar currency exposure on distributions related to the change in exchange rates during the fiscal year 2013 compared to the fiscal year 2012.

Unrealized Re-measurement Gain (Loss): Unrealized re-measurement gains for the fiscal year 2013 totaled $0.1 million compared to an unrealized re-measurement loss of $3.0 million for fiscal year 2012. The unrealized re-measurement loss on the 6.25% Convertible Debentures was $2.0 million for the fiscal year 2013 compared to an unrealized re-measurement loss of $3.0 million for the fiscal year 2012. The decrease in re-measurement loss of $1.0 million reflects the non-cash foreign currency re-measurement gain related to STI's issuance of U.S. dollar denominated 6.25% Convertible Debentures resulting from the change in exchange rates during fiscal year 2013 compared to fiscal year 2012. STI's functional currency is the Canadian dollar. The 6.25% Convertible Debentures are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, gains or losses on re-measurement of the 6.25% Convertible Debentures (denominated in U.S. dollars) are considered transaction gains and losses and are included in the Consolidated Statements of Operations. For fiscal year 2013, the Company also recorded a re-measurement gain associated with certain of its short-term related intercompany notes of $2.1 million. Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the consolidated statement of operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in accumulated other comprehensive income (loss) as incurred.

Non-cash Gain (Loss) on 6.25% Convertible Debentures Conversion Feature: Non-cash gain on the 6.25% Convertible Debentures conversion feature was $1.1 million for the fiscal year 2013 compared to a non-cash loss of $1.0 million for the fiscal year 2012. The increase in the non-cash gain of $2.1 million was related to the change in the fair value of the embedded conversion feature derivative associate with STI's issuance of the U.S. dollar denominated 6.25% Convertible Debentures. The conversion feature on STI's 6.25% Convertible Debentures provides that the U.S. dollar denominated debentures can be converted at a U.S. dollar denominated strike price into common shares of the issuer, a Canadian functional currency entity. Therefore, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with changes in fair value included in the consolidated statement of operations.

Gain on Bargain Purchase of Businesses Acquired: The gain on the bargain purchase in the fourth quarter of fiscal year 2012 was $6.9 million, resulting from the acquisition of certain assets and contracts in Texas and Washington from National Express Corporation, as discussed below under the heading "Liquidity and Capital Resources-Acquisitions".

Other (Income) Expense, net: Other income totaled $2.7 million for the fiscal year 2013 compared to other expense of $0.8 million for the fiscal year 2012. The increase in other income of $3.5 million resulted primarily from the decrease in Class B common share expense, an increase in gain on sale of assets related to the sale of oil and gas interests and the increase in the unrealized gains on foreign currency translation in the fiscal year 2013 compared to the fiscal year 2012, combined with adjustments to contingent consideration related to Canadian acquisitions.

Income before Income Taxes: Income before income taxes was $6.1 million for the fiscal year 2013 compared to a income before income taxes of $0.2 million for the fiscal year 2012. The increase in income of $5.9 million resulted primarily from the increase in other income of $3.5 million, the increase in income for the school bus transportation segment of $3.1 million as discussed above, the increase in unrealized re-measurement gain of $3.1 million, the increase in non-cash gain on the 6.25% Convertible Debentures conversion feature of $2.1 million, the decrease in the unrealized loss on foreign currency exchange contracts of $1.1 million and the decrease in interest expense of $1.0 million, offset by the prior year's gain on bargain purchase of $6.9 million, the decrease in the foreign currency gain of $0.7 million and the decrease in income from operations from the Company's oil and gas portfolio of $0.4 million.

Net Income: Net income for the Company for the fiscal year 2013 amounted to $3.9 million which includes a provision for income taxes of $2.2 million. Net income for the fiscal year 2012 amounted to $2.3 million, and includes a recovery of income taxes of $2.1 million. The effective tax rate for the fiscal year 2013 was 36.6% and for the fiscal year 2012, considering the tax effect on the bargain purchase gain on acquired assets, was 30.9%. The increase in the effective tax rate for the fiscal year 2013 compared to the fiscal year 2012 was primarily due to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company's income/loss before income taxes resulting from the operations in each country combined with a decrease in the Canadian tax rate. Basic and diluted net income per common share was $0.05 for the fiscal year 2013 compared to basic and diluted net income of $0.03 per common share for the fiscal year 2012.

Liquidity and Capital Resources

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's ability to renew or refinance its various loan facilities as they become due. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis, that could cause results to differ materially from those described or anticipated in the forward-looking statements.

General

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is no school bus transportation revenue during this period. The operations of the Company historically generate negative cash flow in the first quarter of the fiscal year reflecting the seasonality of the school bus transportation industry during the school summer break combined with a majority of replacement capital expenditures along with investment capital spending for new bids and contracts awarded for the upcoming school year occurring in the same time period. Replacement capital expenditures have historically been funded by a combination of borrowings on the Company's credit facility and through operating lease financings. Investment capital spending for new bid and contract awards has historically been funded with proceeds from debt and equity financings along with cash flow from operations. As the Company incurs operating losses during the first three months of the fiscal year, distributions are funded with non-operating cash flows for the first interim quarter of the fiscal year. The subsequent quarters of the fiscal year typically generate excess cash, as schools are in session and the majority of replacement capital expenditures and investment capital spending having occurred in the first quarter. Due to this seasonality, the Company views available cash flow on an annualized basis. The Company has historically funded its distributions with cash from operations on an annual basis.

During the twelve months ended June 30, 2013, net cash provided by operations totaled $52.1 million, which reflects a $1.5 million use of cash for net working capital. Net cash taxes received during the twelve months ended June 30, 2013, amounted to $0.2 million, which includes refunds of prior year tax payments. The Company's investing activities for the twelve months ended June 30, 2013 resulted in a use of cash of $39.4 million. Included in these investing activities were, (i) capital expenditures related to the new bid contracts for fiscal year 2013 of $35.5 million (which includes $1.7 million for oil & gas investments in new wells), (ii) $6.3 million in capital expenditures related to replacement capital spending, (iii) $2.8 million in proceeds from sale of equipment and (iv) $0.4 million in seller debt payments. The Company's financing activities for the twelve months ended June 30, 2013 represented a use of cash of $10.6 million. Included in these financing activities were (i) $139.9 million in credit agreement borrowings and $110.8 million in credit agreement repayments, (ii) $34.5 million in dividend payments made during the twelve months ended June 30, 2013, (iii) $1.6 million in payments to repurchase Class B Series common shares, (iv) $2.5 million in payments to repurchase common stock under the NCIB, (v) $0.3 million for the redemption of the remaining 7.5% Convertible Debentures and (vi) $0.8 million in deferred financing costs.

Loan Facilities

On February 4, 2011, the Company refinanced its senior debt under its existing credit facility and entered into a new amended and restated credit agreement (the "Third Amended and Restated Credit Agreement"). The previous agreement had a maturity date of December 14, 2011. The Third Amended and Restated Credit Agreement had an initial commitment of approximately $140.0 million and included a US $95.0 million loan facility and a Canadian $45.0 million loan facility, both of which were available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The Company could request an increase to the $140.0 million initial commitment for up to $100.0 million in additional commitments, so long as no default or event of default had occurred and was continuing. The Third Amended and Restated Credit Agreement had a five year term with a maturity date of February 4, 2016.

On February 27, 2013, the Company amended its Third Amended and Restated Credit Agreement. The amendment extended the maturity date and increased the commitments to $155.0 million, from the previous commitments of $140.0 million. The current commitments include a US $110.0 million loan facility and a Canadian $45.0 million loan facility. The increase in the facility was a result of existing lenders increasing their commitments as well as a new lender joining the bank group, which replaced an existing lender. The amendment maintains the $100.0 million accordion feature with the same terms and conditions as were previously agreed upon. The amendment also included a margin reduction of 50 basis points on interest payments and extends the maturity of the credit agreement to February 27, 2018 or if earlier, 90 days prior to the maturity of the Senior Secured Notes, (as defined below).

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Third Amended and Restated Credit Agreement. Base Rate Loans bear interest at the base rate, as set forth in the credit agreement (3.25% at June 30, 2013), plus the applicable margin, which ranges from 0.50% to 1.25%, depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as set forth in the credit agreement (0.2756% at June 30, 2013), plus the applicable margin, which ranges from 1.75% to 2.50% depending of STA Holdings' senior leverage ratio on the pricing date.

On November 10, 2011, the Company rolled over and extended the maturity of the $35 million Senior Secured Notes (as defined below) for a five year term. The Senior Secured Notes now reflect a fixed coupon of 4.246% and a maturity date of November 10, 2016. In December 2006, the Company initially issued senior secured notes (the "Senior Secured Notes") under a note purchase agreement (the "Note Purchase Agreement") with two Canadian insurance companies. The Senior Secured Notes consisted of $35.0 million of five year, fixed rate senior secured notes carrying a coupon of 5.941%. The Senior Secured Notes rank *pari passu* with borrowings under the Third Amended and Restated Credit Agreement.

Borrowings under the Third Amended and Restated Credit Agreement are collateralized by the unencumbered assets of Parkview Transit, STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries and by Parkview Transit. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its U.S. subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its U.S. subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings' U.S. subsidiaries.

At June 30, 2013, debt outstanding under the Third Amended and Restated Credit Agreement and Senior Secured Notes totaled $78.5 million and $35.0 million, respectively. The Company had approximately $75.5 million in borrowing availability under the loan facilities, subject to continued covenant compliance, of the Third Amended and Restated Credit Agreement (excluding the remaining $100.0 million in additional commitments the Company may request under the Third Amended and Restated Credit Agreement). In addition, at June 30, 2013, outstanding debt included approximately $106.7 million in Convertible Debentures. The Third Amended and Restated Credit Agreement has a five year term with a maturity date of February 27, 2018 or if earlier, 90 days prior to the maturity of the Senior Secured Notes. The Note Purchase Agreement has a five year term with a maturity date of November 10, 2016.

Convertible Debentures

During the fiscal years ended June 30, 2010 and 2011, STI closed the Convertible Debentures offerings and on December 21, 2009, the Company redeemed for cash all of the outstanding 14% subordinated notes of STA ULC as discussed above under the heading "General".

On October 3, 2012 the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012.

From July 1, 2012 through November 1, 2012, Cdn $22.4 million of the Company's 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock. On November 2, 2012, the Company redeemed the remaining $0.3 million in principal amount of 7.5% Convertible Debentures for cash.

The 6.75% Convertible Debentures have a five year term, are denominated in Canadian dollars, are due and payable on June 30, 2015, and are callable by the Company beginning in July 2013, if certain conditions noted earlier, are met. The 6.25% Convertible Debentures have a seven year term, are denominated in U.S. dollars, are due and payable on June 30, 2018, and are callable by the Company beginning in July 2014 if certain conditions noted earlier, are met.

The functional currency of STI is the Canadian dollar. The 6.75% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the 6.75% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The 6.25% Convertible Debentures of STI are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations. On April 1, 2013, the Company put in place an intercompany loan associated with the payments of proceeds on the 6.25% Convertible Debentures by STI to STA Holdings. This intercompany loan is denominated in U.S. dollars, bears interest at a rate of 6.25% per annum and has a set maturity date of June 30, 2018. As such, this intercompany loan is considered a short-term intercompany loan (as the loan is for a definite term), and unrealized gains or losses on re-measurement of the STI intercompany loan receivable are considered transaction gains or losses as STI's functional currency is the Canadian dollar and are included in the consolidated statement of operations. The re-measurement gains and losses resulting from this intercompany loan offset re-measurement gains and losses resulting from the 6.25% Convertible Debentures in the consolidated statement of operations.

The Company expects to be able to renew or refinance its various loan facilities and Convertible Debentures as they become due at then current market rates (see "Forward-Looking Statements").

Leasing Arrangements

In July 2011, the Company entered into additional leases with four major financial institutions to lease approximately $17.0 million in replacement school vehicles and $5.9 million in growth school vehicles for the 2011-2012 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 5.0%. Annual lease payments on these additional leases will approximate $3.3 million per year for the term of the leases.

In July, August and September 2012, the Company entered into additional leases with six major financial institutions to lease approximately $29.7 million in replacement school vehicles for the 2012-2013 school year. The term of these leases is six years at effective fixed rates in the range of 2.8% to 4.6%. Annual lease payments on these additional leases will approximate $4.3 million per year for the term of the leases.

During July and August 2013, the Company entered into additional operating leases with seven major financial institutions to lease approximately $21.7 million in replacement school vehicles and $18.7 million in growth vehicles for the upcoming 2013-2014 school year. The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.4%. Annual lease payments on these additional leases will approximate $5.7 million per year for the term of the leases.

Acquisitions

On October 7, 2011 the Company acquired School Transportation Services LLC, located in Passaic County, New Jersey for approximately $4.5 million, consisting of $4.1 million in cash and $0.4 million in deferred payments. Earnings of the acquired company are included in the Company's results of operations from the acquisition date.

On November 15, 2011, the Company acquired all of the outstanding common stock of Dairyland Buses, Inc., Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively "Dairyland"), located in Waukesha, Wisconsin. Earnings of the acquired company are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million.

On May 24, 2012, the Company acquired certain assets and contracts in both Texas and Washington from National Express Corporation ("NEX"). Earnings from the businesses acquired are included in the Company's results of operations from the acquisition date. The aggregate purchase price for these assets was approximately $6.6 million. The purchase price was lower than the fair value of the businesses acquired. NEX was required to dispose of these businesses by the U.S. Department of Justice in order to complete the acquisition of another competitor. Therefore, the Company recognized a gain of approximately $6.9 million, which is included in the consolidated statement of operations in the fourth quarter of fiscal year 2012.

The Company also closed four additional acquisitions during the fiscal year ended June 30, 2012. On July 13, 2011, the Company acquired certain assets of Schumacher Bus Lines, located in Schumacher, Ontario, Canada. On August 4, 2011, the Company acquired certain assets and contracts of S&K Transportation Inc., located in Listowel, Ontario, Canada. On August 26, 2011, the Company purchased all the outstanding stock of A&B Bus, Co. located in California. On December 20, 2011, the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey, LLC, located in Toms River, New Jersey. The aggregate purchase price of these acquisitions was $3.8 million. The purchase price of these acquisitions consisted of $3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved. The Company paid approximately forty thousand dollars of the contingent consideration as of June 30, 2013. Earnings of the acquired companies are included in the Company's results of operations from the acquisition date.

The Company intends to selectively acquire contracts through new bids and conversions and to pursue additional acquisitions to the extent that it is able to finance these from operating cash flows, available financing under our credit facility and the potential additional issuance of common shares and debt securities (see "Forward-Looking Statements").

Fuel Prices

The Company operates a fleet of approximately 9,600 vehicles as at June 30, 2013 and consumes substantial amounts of fuel for its operations. While the Company currently has fuel mitigation features in approximately 63% of its contracts that provide some measure of fuel protection against price increases, ranging from reimbursement by the school district to outright purchase of fuel by school districts, there is no assurance that it will be able to adequately protect itself from increases in such costs other than those contractually obligated. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for fiscal year 2012, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. The Company also entered into fixed price contracts for a similar 20% of its exposure through November 30, 2012.

Segment Information ($ in 000's)

As a result of the Canadex Acquisition, the Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company's investments as a non-operator in oil and gas interests in the United States.

	For the three months ended June 30, 2013			For the twelve months ended June 30, 2013		
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$121,105	$1,174	$122,279	$418,834	$4,854	$423,688
Operating income	$ 11,938	$ 186	$ 12,124	$ 15,770	$1,163	$ 16,933
Unallocated expenses			1,793			10,830
Income tax provision			3,584			2,234
Net income			$ 6,747			$ 3,869

	For the three months ended June 30, 2012			For the twelve months ended June 30, 2012		
	Transportation	Oil and Gas	Total	Transportation	Oil and Gas	Total
Revenue	$102,548	$ 890	$103,438	$363,865	$5,121	$368,986
Operating income	$ 7,405	$ 76	$ 7,481	$ 12,888	$1,326	$ 14,214
Unallocated (income) expenses			(3,037)			14,052
Income tax provision (benefit)			1,307			(2,092)
Net income			$ 9,211			$ 2,254

	As at June 30, 2013	As at June 30, 2012
Total Assets		
Transportation	$503,780	$513,083
Oil and Gas	9,045	8,717
	$512,825	$521,800

Commitments and Contractual Obligations

Commitments and contractual obligations primarily include obligations associated with outstanding indebtedness and lease obligations. The following table shows contractual obligations and commitments related to the outstanding indebtedness as of June 30, 2013 and the related payment by period due.

Maturities of long-term debt are as follows ($ in 000's):

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Total
Year ending June 30,				
2014	$ –	$ –	$ –	$ –
2015	–	47,538	–	47,538
2016	–	–	–	–
2017	–	–	35,000	35,000
2018	78,541	59,165	–	137,706
thereafter	–	–	–	–
	$78,541	$106,703	$35,000	$220,244

The maturity date of the Third Amended and Restated Credit Agreement was extended by amendment in February 2013 to February 27, 2018 or if earlier, 90 days prior to the maturity of the Senior Secured Notes.

The following table represents future minimum rental payments and operating lease payments under noncancelable operating leases as at June 30, 2013 ($ in 000's):

	Facility Leases	Vehicle Leases	Total
Year ending June 30,			
2014	$11,009	$13,483	$24,492
2015	7,953	12,467	20,420
2016	6,558	10,548	17,106
2017	4,603	7,529	12,132
2018	2,129	4,324	6,453
2019 and thereafter	3,688	32	3,720
Total minimum payments	$35,940	$48,383	$84,323

If the operating leases for vehicles were treated as capital leases, the senior debt and total debt would approximate $159.1 million and $265.8 million, respectively as at June 30, 2013. Further, the senior debt to EBITDA ratio (as defined in the Third Amended and Restated Credit Agreement adjusted for capitalization of vehicle leases) would increase 0.4:1, and the total debt to EBITDA ratio would increase 0.2:1.

Outstanding Share Data

As at June 30, 2013, the Company had 81,358,291 issued and outstanding common shares, Cdn $50.0 million principal amount of 6.75% Convertible Debentures convertible into approximately 6.9 million common shares and $60.0 million principal amount of 6.25% Convertible Debentures convertible into approximately 6.3 million common shares. There are no preferred shares issued and outstanding.

Quantitative and Qualitative Disclosures About Market Risk

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's anticipated dividends. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis, that could cause results to differ materially from those described or anticipated in the forward-looking statements.

In the normal course of business, the Company is exposed to market risks arising from adverse changes in interest rates and the Cdn$/US$ foreign currency exchange rate. Market risk is defined for these purposes as the potential change in the fair market value of financial assets and liabilities resulting from an adverse movement in these rates. Except for the changes in the Cdn$/US$ foreign currency exchange rate during the fiscal year 2013, there have been no other material changes to the Company's exposure to the above-mentioned market risks during the fiscal year 2013.

As at June 30, 2013, the Company's material variable rate borrowings included the outstanding borrowings under the Third Amended and Restated Credit Agreement. As at June 30, 2013, the Company had $78.5 million in outstanding indebtedness under the Third Amended and Restated Credit Agreement. A 100 basis point change in interest rates, applied to these borrowings as at June 30, 2013 would result in an approximate $0.8 million annual change in interest expense and a corresponding change in cash flow.

In connection with the dividends on the common shares issued, the Company is exposed to fluctuations in the exchange rate between the Canadian dollar and the U.S. dollar because the anticipated dividends from STA, Inc. to STA Holdings will be paid in U.S. dollars and the currently anticipated dividends on common shares will be paid in Canadian

dollars. At the time of its initial public offer, the Company entered into and thereafter maintained hedge contracts in connection with the initial level of distributions. Currently, the Company's hedge contracts cover approximately 38% of anticipated dividends and interest payments in Canadian dollars through September 2014. The Company will continue to review its hedging practices in connection with additional changes in the Company's business and capital structure.

At June 30, 2013, the Company had 15 monthly forward foreign exchange contracts outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars under the following terms:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2013–June 2014	12	14.6	14.7	1.0009
July 2014–September 2014	3	3.6	3.7	1.0305
	15	18.2	18.4	

The forward foreign exchange contracts cover approximately 38% of currently anticipated dividends and interest payments on the 6.75% Convertible Debentures through September 2014 based on the current dividend rate in effect for the past year. The Company intends to fund a majority of the remaining amount of currently anticipated dividends and interest payments with cash flows from operations, including the Company's Canadian operations, as it continues to grow its Canadian dollar cash flows via the execution of its growth strategy in Canada. At June 30, 2013, STA Holdings had a $0.2 million unrealized foreign exchange loss on the open forward currency exchange contracts. The 6.75% Convertible Debentures are denominated in Canadian dollars, and the payment of these debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these debentures upon their maturity in 2015.

The Company is also exposed to changes in the market price of fuel in the ordinary course of business. As a partial mitigation of the impact of fuel price volatility on the Company's results, approximately 63% of the Company's revenue contracts have some form of mitigation against fuel price increase, ranging from reimbursement by the school district to outright purchase of fuel by school districts. The Company is still exposed to some market price fluctuations under some of these fuel mitigation features. In addition, the Company, for fiscal year 2012, entered into fixed price contracts with fuel suppliers to cover approximately 20% of its fuel exposure. The Company also entered into fixed price contracts for a similar 20% of its exposure through November 30, 2012.

Summary of Quarterly Results ($ in 000's, except per share data)

	1st Qtr 2012	2nd Qtr 2012	3rd Qtr 2012	4th Qtr 2012	1st Qtr 2013	2nd Qtr 2013	3rd Qtr 2013	4th Qtr 2013
Revenues	$ 51,104	$101,125	$113,319	$103,438	$61,602	$119,355	$120,452	$122,279
Net income (loss)	$(11,264)	$ 1,272	$ 3,035	$ 9,211	$ (7,611)	$ 2,979	$ 1,754	$ 6,747
Net income (loss) per share	$ (0.18)	$ 0.02	$ 0.05	$ 0.12	$ (0.10)	$ 0.04	$ 0.02	$ 0.08

Seasonality

School bus transportation revenue has historically been seasonal, based on the school calendar and holiday schedule. During the summer school break, revenue is derived primarily from summer camps and private charter services. As schools are not in session, there is minimal school bus transportation revenue during this period. Thus, the Company incurs operating losses during the first three months of the fiscal year, which encompass the summer school break. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to correspond to the vehicle's usage.

Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Under the supervision of, and with the participation of the CEO and the CFO, management performed an evaluation of the effectiveness of the Company's disclosure controls and procedures that provide reasonable assurance that material information relating to the Company (including its subsidiaries) is made known to the CEO and the CFO by others within the Company. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of these disclosure controls and procedures as of June 30, 2013 were effective.

Under the supervision of, and with the participation of, the CEO and the CFO of the Company, management performed an evaluation of the effectiveness of the Company's internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Based on that evaluation, the CEO and the CFO have concluded that the design and operation of the internal controls over financial reporting as of June 30, 2013 were effective.

In addition, we have evaluated our internal controls over financial reporting and determined that no changes were made in the Company's internal controls over financial reporting during the twelve months ended June 30, 2013, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting. Management is, however, continually monitoring and seeking to improve the Company's infrastructure and controls.

Transactions with Related Parties

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid the transportation equipment dealer $0.5 million and $0.9 million for the twelve months ended June 30, 2013 and 2012, respectively.

These transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Subsequent Events

As noted in the cautionary language concerning forward-looking disclosures under the heading "Forward-Looking Statements" in this management discussion and analysis, this section contains forward-looking statements, including with respect to the Company's EIP and lease payments. Such statements involve known and unknown risks, uncertainties and other factors outside of management's control, including the risk factors set forth in this management discussion and analysis, that could cause results to differ materially from those described or anticipated in the forward-looking statements.

On July 2, 2013, STA Holdings granted 116,509 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2013.

On July 23, 2013 the Company acquired Scholastic Bus Co., ("Scholastic") located in Bergen County, New Jersey for approximately $2.2 million.

During July and August 2013, the Company entered into additional operating leases with seven major financial institutions to lease approximately $21.7 million in replacement school vehicles and $18.7 million in growth vehicles for the upcoming 2013-2014 school year. The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.4%. Annual lease payments on these additional leases will approximate $5.7 million per year for the term of the leases.

On August 27, 2013 the Company acquired Williams Bus Lines Co. ("Williams Bus"), located in Wilkes Barre, Pennsylvania, for approximately $3.2 million.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Some of the estimates and assumptions management is required to make relate to matters that are inherently uncertain as they may pertain to future events. Management bases these estimates on historical experience and on various other assumptions that it believes to be reasonable and appropriate. Actual results may differ significantly from these estimates. The following is a description of our accounting policies that we believe require subjective and complex judgments, and could potentially have a material effect on reported financial condition and results of operations.

Goodwill and Indefinite Lived- Intangibles. Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

When assessing goodwill impairment, the Company may at its option perform a qualitative assessment to first assess whether the fair value of a reporting unit is less than its carrying value. If the Company does not choose to perform a qualitative assessment a two step impairment test is required. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

When assessing the impairment for trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess.

Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate.

Other identifiable intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not to compete are amortized on a straight-line basis over an estimated useful life of one to five years.

Impairment of Long-Lived Assets. Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value.

Insurance Reserves. The Company's insurance reserves reflect the estimated deductible amounts the Company is responsible for under the workers' compensation and vehicle liability insurance programs. Our insurance expense for these items is largely dependent on our claims experience and our ability to control such claims, in addition to third party premiums/expenses associated with this coverage. We have recorded estimated insurance reserves for the anticipated losses

on open claims under the workers' compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation. The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of the stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2013 and fiscal year 2012. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and marked to market on a quarterly basis.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put. Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Income Taxes. Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known.

Accounting for Derivatives and Hedging Activities. The Company records its derivatives at fair value on the balance sheet, which requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the statement of operations or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Foreign Currency Translation: Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of STI, STA ULC and the Company's Canadian operations, is the Canadian dollar. The functional currency of the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the Company, STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars. As the functional currency of STI is the Canadian dollar, exchange gains or losses related to the 7.5% Convertible Debentures and the 6.75% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The 6.25% Convertible Debentures of STI, are denominated in U.S. dollars. As the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are included in the consolidated statement of operations.

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Oil and Gas Reserve Estimates. Estimates of oil and gas reserves in the consolidated financial statements are prepared through reserve engineering, which is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. The process relies on interpretations of available geographical, geophysical, engineering and production data. The accuracy of a reserve estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions and the judgment of the persons preparing the estimate.

The Company's reserve information is based on estimates prepared by independent oil and gas industry consultants. Estimates prepared by others may be different than these estimates. Because these estimates depend on many assumptions such as projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which may differ from actual results, reserve estimates may be different from the quantities of oil and gas that are ultimately recovered. In addition, the results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.

The present value of future net oil and gas revenues should not be assumed to be the current market value of the Company's estimated oil and gas reserves. Actual future prices, costs and reserves may be materially higher or lower than the prices, costs and reserves used for the future net revenue calculations. Reserve estimates can have a significant impact on earnings, as they are a key component in the calculation of oil and gas depreciation and depletion.

A downward revision in the reserve estimate could result in a higher depreciation and depletion charge to earnings. In addition, if the net capitalized costs are determined to be in excess of the calculated ceiling, which is based largely on reserve estimates, the excess must be written off as an expense charged against earnings.

Asset Retirement Obligations. The asset retirement obligation provision recorded in the consolidated financial statements is based on estimate of total costs for future restoration and abandonment of oil and natural gas wells and facilities, as well as estimates of when these costs will occur. The estimates are based on the Company's net ownership interest in the wells. Estimating these future costs requires management to make estimates and judgments that are subject to future revisions based on numerous factors, including changing technology and political and regulatory environments.

Risk Factors

The following section describes both general and specific risks that could affect our financial performance. The risks described below are not the only risks facing the Company. Additional risks and uncertainties that are not currently known or that are currently considered to be immaterial may also materially and adversely affect the Company and our business operations. If any of these risks actually occur, the Company's business, financial conditions, results of operations and cash flow could be adversely affected, in which case the trading prices of the Common Shares and the Convertible Debentures would decline.

Risks Related to our Business

We cannot control certain of our operating expenses

The price of fuel, insurance costs and maintenance costs are operating expenses over which we have little or no control. Although certain of our customer contracts provide for automatic price increases or other forms of protection against fuel price and/or insurance cost increases, significant increases in the price of fuel, insurance or maintenance could affect our costs as well as the affordability of our services to our customers of our services. Similarly, depending on the availability of qualified drivers and the level of competition with other businesses for their services, we may have little control over the wages that we pay our drivers. Any difficulties in attracting and retaining qualified drivers could affect our costs and, ultimately, result in the loss of customer contracts due to the inability to service the contract. Accordingly, a significant escalation in the price of our operating expenses or in the inability to attract and retain qualified drivers could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We have significant capital expenditure requirements

In order to maintain our school bus fleet, and to expand our business pursuant to our business strategy, we are required to make significant capital expenditures. There can be no assurance that cash flow from operations will enable us to acquire a sufficient number of new vehicles or make capital expenditures necessary to implement any expansion of service. If we are required to obtain additional financing, there can be no assurance that we can obtain financing on terms acceptable to us. Our inability to procure the financing necessary to acquire additional school buses or make needed capital improvements could delay or prevent us from implementing our business strategy and would have a material adverse effect on us. Future maintenance capital expenditures are dependent on a number of future events. The future replacement of school vehicles will be dependent on contract retention and renewal and will also be dependent on the number of new contracts secured through acquisitions, new bids and conversions and the renewal of current contracts. If current contracts are not renewed, or only a portion are renewed, i.e. the number of net new contracts is higher or lower than expected, the assumed level of maintenance capital expenditures will be significantly different from the level currently anticipated. In addition, future expenditures will also depend on future vehicle pricing, negotiating ability with regard to future vehicles pricing, and future vehicle specifications.

Our business depends on certain key personnel

We believe that our success depends, in part, on the retention of senior executive and regional management. There can be no assurance that we would be able to find qualified replacements for the individuals who make up our senior management team if their services were no longer available. The loss of services of one or more members of the senior management team could adversely affect our business, results of operations and our ability to effectively pursue our business strategy. We do not maintain key-man life insurance for any of our employees.

We may be adversely affected by substantial competition in the school bus transportation industry and increased consolidation within the industry

The school bus transportation industry is highly competitive and we expect that there will continue to be substantial competition for contract bidding and for prospective acquisitions. Such competition may decrease the profitability associated with any contract and increase the cost of acquisitions. Contracts are generally awarded pursuant to public bidding, where price is the primary criteria for a contract award. We have many competitors in the school bus

transportation business, including transportation companies with resources and facilities substantially greater than ours and school districts that operate their own buses. There can be no assurance that we will be able to identify, acquire or profitably manage additional contracts. In addition, there can be no assurance that either school bus transportation contracts or acquired businesses will achieve anticipated levels of profitability. Although we have historically been competitive in the market for new contracts as well as for acquisitions of other companies, there can be no assurance that we will be able to compete effectively in the future.

In particular, the school bus transportation industry is undergoing significant consolidation, which has intensified the competition for contracts and acquisitions. From time to time, we make unsolicited inquiries with respect to possible acquisitions. Whether such inquiries will result in further communications or, ultimately, an acquisition, has depended and will depend upon the facts and circumstances in each case. Any failure to compete effectively could have a material adverse effect on our company, our financial condition, results of operations and cash flows.

A greater number of our employees may join unions

Although some of our employees are subject to collective bargaining agreements, there are no assurances that the number of our employees who are members of unions will not increase in the future. A significant increase in the number of our employees becoming members of unions could result in increased labour costs and have a material adverse effect on us, our financial condition, results of operations and cash flows.

We face a number of risks in connection with our acquisition strategy

As part of our business strategy, we have expanded through acquisitions and will likely acquire additional businesses in the future. The acquisition and development of existing businesses to be operated by us will be dependent on our ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. While we are careful in selecting the businesses that we acquire, and while the sellers of these businesses routinely execute indemnities in our favour relating to pre-closing liabilities, acquisitions involve a number of risks, including (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners if the indemnities are inapplicable or the former owner has limited assets; (ii) the possibility that we pay more than the acquired company or assets are worth; (iii) the additional expense associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of assimilating the operations and personnel of the acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout the acquired business; (vi) the inability to integrate, train, retain and motivate key personnel of the acquired business; (vii) the potential disruption of our ongoing business and the distraction of management from its day-to-day operations; and (viii) the inability to incorporate acquired businesses successfully into our operations. Such risks, if they materialize, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

In addition, we may not be able to maintain the levels of operating efficiency that any of the acquired companies had achieved or might have achieved separately. Successful integration of each of their operations would depend upon our ability to manage those operations and to eliminate redundant and excess costs. As a result of difficulties associated with combining operations, we may not be able to achieve the cost savings and other benefits that we would hope to achieve with these acquisitions. Any difficulties in this process could disrupt our ongoing business, distract management, result in the loss of key personnel, increase our expenses and otherwise have a materially adverse effect on our business, financial condition, results of operations and cash flows.

Our ability to achieve our business objectives depends on many factors, many of which are beyond our control

Some of the factors that may affect our ability to successfully achieve our business objectives are the following:

- notwithstanding our high retention rate of renewable contracts, we may be unable to retain certain of our existing customer contracts, or we may only be able to renew them at minimal or no price increase, or price reductions, reducing profitability. Specifically, the decision to renew contracts is not made solely by us and may be based upon factors beyond our control. Accordingly, there can be no assurance that any of our current or future

contracts will be extended, or if extended, that the rates of compensation for such extensions will be acceptable to us. Moreover, there can be no assurance that the school districts that currently employ our services will not seek to satisfy their transportation needs in the future by alternative means, including curtailing or eliminating transportation services. We had 82 contracts that were up for renewal for fiscal year 2013. The approximate percentages of fiscal year 2013 revenue that are up for renewal (including annual contract renewals in New Jersey) for fiscal years 2014 and 2015 are 28% and 34%, respectively.

- we may be unable to find suitable businesses to acquire or to successfully complete acquisitions on profitable terms or to successfully integrate acquired businesses; and
- we may be unable to identify conversion opportunities or win bid contracts on profitable terms or to find adequate facilities to operate conversion or bid contracts won.

We may be adversely affected by rising insurance costs

Our cost of maintaining vehicle liability, personal injury, property damage and workers' compensation insurance is significant. We could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to our own claims experience. As an operator of school buses, we are exposed to claims for personal injury or death and property damage as a result of accidents. Generally, our insurance policies must be renewed annually. Our ability to continue to obtain insurance at affordable premiums also depends upon our ability to continue to operate with an acceptable safety record. A significant increase in the number of claims against us, the assertion of one or more claims in excess of our policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could have a material adverse effect on us. In addition, the running of statutes of limitations for personal injuries to minor children typically is suspended during the children's legal minority. Therefore, it is possible that accidents causing injuries to minors on school buses may not give rise to lawsuits until a number of years later, which could also have a material adverse effect on us.

We may be adversely affected by current and new governmental laws and regulations

We are required to comply with laws and regulations relating to safety, driver qualifications, insurance, worker overtime and other matters promulgated by various federal, state and provincial regulatory agencies including, among others, state motor vehicle agencies, state departments of education, the Federal Highway and Safety Administration, the National Highway Traffic Safety Administration and the Occupational Safety and Health Administration. We are also required to comply with certain statutes, such as the Americans with Disabilities Act. We have incurred, and expect to incur, costs for our operations to comply with these legal requirements, and these costs could increase in the future. Many of these legal requirements provide for substantial fines, orders, including orders to cease operations, and criminal sanctions for violations. Although we believe that we are in material compliance with applicable safety laws and regulations, it is difficult to predict the future development of such laws and regulations or their impact on our business or results of operations. We anticipate that standards under these types of laws and regulations will continue to tighten and that compliance will require increased capital and other expenditures. Furthermore, we cannot predict whether new laws or regulations will be adopted and, if adopted, no assurance can be given that the implementation of such laws or regulations and any additional compliance costs associated therewith will not have a material adverse effect on us. Also, a significant order or judgment against us, the loss of a significant permit or license or the imposition of a significant fine or any other liability in excess of, or not covered by, our reserves or our insurance could adversely affect our business, financial condition and results of operations.

We may not be insured for certain losses

We may become subject to liabilities for claims for which insurance is not normally obtained, hazards that we cannot or may not elect to insure because of high premium costs or other reasons or for occurrences that exceed maximum coverage under our policies. For example, we do not have insurance to guard against claims for breach of contract. The occurrence of any liability for which we are not insured, any liability for a claim that exceeds our maximum coverage under our policies, or a multiplicity of otherwise insured claims for amounts within the deductible levels in our policies, could have a material adverse effect on us, our financial condition, results of operations and cash flows.

We may be adversely affected by environmental requirements

Our facilities and operations are subject to extensive and constantly evolving federal, state and local environmental and occupational health and safety laws and regulations, including laws and regulations governing air emissions, wastewater discharges, the storage and handling of chemicals and hazardous substances and cleanup of contaminated soil and groundwater. Additional expenditures, beyond those currently included in capital and operating budgets, may be incurred in order to comply with either new environmental legislation and regulations, new interpretations of existing laws and regulations or more rigorous enforcement of such laws and regulations, most of which are difficult to pass on to the customer. It is not possible to predict whether these new expenditures will be material. We are also subject to liability for the investigation and remediation of environmental contamination (including contamination caused by other parties) at properties that we own or operate and at other properties where we or our predecessors liabilities or environmental compliance or cleanup obligations will have a material adverse effect on our business or operations, there can be no assurance that such liabilities or compliance or cleanup obligations will not increase in the future or will not have a material adverse effect on us.

The school bus transportation industry is highly seasonal

The school bus transportation industry is subject to seasonal variations in operations. Specifically, because customers often pay for the annual amount due under a contract in 10 installments ending in June, a sharp decrease in revenues in July and August occurs. As a result, school bus contractors, including us, historically experience a significant decline in operating income during these months. Due to a general slowdown in the economy, many school districts have dramatically cut back on summer programs in recent years, including summer camp and charter programs, escalating this effect. Our quarterly operating results have also fluctuated due to a variety of factors, including variation in the number of school days in each quarter (which is affected by the timing of the first and last days of the school year, holidays, the month in which spring break occurs and adverse weather conditions, which can close schools). Consequently, interim results are not necessarily indicative of the full fiscal year and quarterly results may vary substantially, both within a fiscal year and between comparable fiscal years.

We may not be able to maintain letters of credit or performance bonds required by our transportation contracts

Our school bus transportation contracts generally provide for performance security in one or more of the following forms: performance bonds, letters of credit and cash retainages. The contracts also require the maintenance of minimum amounts of insurance coverage, the maintenance of appropriate facilities and transportation equipment, and the implementation of various operating rules and regulations. There can be no assurance that either letters of credit or performance bonds will continue to be available to us as security for our contracts or, if available, at a cost that does not adversely affect our margins or cash flow. If adequate performance security is not available or if the terms of such security are too onerous, our company, our financial condition, results of operations and cash flows could be materially adversely affected.

Some of our customer contracts may be terminated due to factors beyond our control

Some of our school bus transportation contracts may be terminated due to factors beyond our control, such as decreases in funding for our customers. All school bus contracts can also be terminated by school districts for not meeting certain performance criteria. Although we believe we have established strong relationships with our customers, there can be no assurance that our contracts will not be affected by circumstances beyond our control. The number of school buses to be provided under our contracts generally may decrease, and hence the revenues generated under such contracts may decrease based on the requirements of our customers.

We face uncertain risks associated with the Company's oil and gas operations

The exploration of oil and gas involves risk that exploration efforts may not find oil and natural gas resources and even when they have been discovered, they may not be economically extracted. Factors affecting economic extraction of oil and natural gas include fluctuations in the price of oil and natural gas, technical extraction difficulties, the ability to bring the oil and natural gas to market, the quality of the oil and natural gas resources, the availability of water used in the extraction

process, and the ability to dispose of water associated with the extraction process in an environmentally acceptable manner. In addition, other related uncertainties include and are not limited to geopolitical maneuvering on an international level, terrorist activities, governmental regulations and restrictions, functional obsolescence through widespread migration to alternative non petroleum based fuels, such as those that are hydrogen or nuclear based environmental and other considerations that are hypothetically possible. Oil and gas revenues are dependent on the commodity prices of oil and natural gas. Market changes in the price of these commodities will have a corresponding effect on the revenues and cash flows of the Company's oil and gas segment.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders

STI is a "foreign private issuer" under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we are required to file or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and "short swing" profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell their Common Shares, as the reporting deadlines under the corresponding Canadian insider reporting requirements are longer and filing thresholds differ. In addition, as a foreign private issuer, we are exempt from the proxy rules under the Exchange Act.

We may lose our foreign private issuer status in the future, which could result significant additional costs and expenses to us

We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the U.S. and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use the Multi-Jurisdictional Disclosure System ("MJDS") adopted by the United States and Canada. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to a foreign private issuer.

We are an "emerging growth company" under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors

We are an "emerging growth company," as defined in the Jumpstart Our Business Start-ups Act of 2012 ("JOBS Act"), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of section 404 of the Sarbanes-Oxley Act. In addition, should we remain an emerging growth company at a time we are no longer eligible to use the MJDS, we would be able to take advantage of reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our Common Shares less attractive because we rely or decide in the future to rely on these exemptions. If some investors find our Common Shares less attractive as a result, there may be a less active trading market for our Common Shares and our stock price may be more volatile.

We will remain an "emerging growth company" for up to five years, although we will lose that status sooner if our revenues exceed $1 billion, if we issue more than $1 billion in non-convertible debt in a three year period, or if the market value of our common stock that is held by non-affiliates exceeds $700 million as of May 30 of any year.

The financial reporting obligations of being a public company in the U.S. are expensive and time consuming, and place significant additional demands on our management

With the listing of our Common Shares on the NASDAQ Global Select Market in September 2011, we became subject to public company reporting obligations in the United States. The additional obligations of being a public company in the United States require significant additional expenditures and place additional demands on our management. In particular, at such time we are no longer an "emerging growth company" under the JOBS Act, section 404 of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing section 404 will require an annual evaluation of our internal controls over financial reporting to be attested to by an independent auditing firm (starting with the fiscal year end June 30, 2013). If an independent auditing firm is unable to provide us with an attestation and an unqualified report as to the effectiveness of our internal controls, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our Common Shares. In addition, future acquisitions of companies by us may create challenges in implementing the required processes, procedures and controls in the acquired operations, as acquired companies (in particular, privately held companies) may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required under the securities law applicable to STI.

Current economic and financial market conditions

Since 2008, financial markets globally have been subject to unprecedented volatility and numerous financial institutions have gone into bankruptcy or have had to be rescued by governmental authorities. The current economic and financial market volatility has negatively impacted company valuations (including the Company's) and will impact the performance of the global economy going forward. Access to financing has been negatively impacted which may, in turn, impact the ability of the Company to access financing when needed or secure terms currently available to the Company under its current debt agreements upon any refinancing of such agreements. Continuing turmoil in the financial markets could make it more difficult for the Company to access capital, refinance existing indebtedness, enter into agreements for new indebtedness or obtain funding through the issuance of equity securities. If these unprecedented levels of volatility and market turmoil continue, the Company's financial condition could be materially impacted.

In addition, sensitivity to the current global economic and financial market conditions, and their impact in the United States and Canada, may negatively affect the revenues received by the Company in connection with annual rate increases on its school district customer contracts and non contracted ancillary revenues received from school district customers and other customers related to potential cutbacks by customers in these spending areas. If the Company's financial condition is materially impacted by the continuation of the unprecedented levels of volatility and market turmoil, then impairment charges with respect to the Company's goodwill and other long-lived assets could be necessary.

We may be adversely affected by terrorism attacks, man-made or natural disasters and cyber terrorism

The potential for terrorism exists in the countries in which we operate. Public transportation has previously been subject to terrorist attacks and may be the target of future attacks, which could have a negative impact on our operations. Man-made and natural disasters, including adverse weather conditions, could negatively impact our operations. Additionally, our information technology systems used in our business may be subject to significant disruption or failure as a result of cyber terrorism, which could result in service interruptions or the loss of confidential information. The occurrence of any of these events could have a material adverse effect on us, our financial condition, results of operations and cash flows.

Risks Related to the Capital Structure

The Company is dependent on STA Holdings and Parkview Transit for all cash available for dividends and interest

STI is dependent on the operations and assets of STA Holdings and Parkview Transit the ownership of common shares. Cash distributions to the holders of Common Shares and the Convertible Debentures will be dependent on the ability of STA Holdings and Parkview Transit to make dividend payments on its Common Shares held by STI. The actual amount of cash available for payments to holders of Common Shares and the Convertible Debentures will depend upon numerous factors relating to the business of STA Holdings and Parkview Transit, including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts and contractual

restrictions contained in the instruments governing any indebtedness. Any reduction in the amount of cash available for distribution, or actually distributed, by the Company will reduce the amount of cash available to STI for dividends to holders of Common Shares. Cash dividends by STI on the Common Shares are not guaranteed and will fluctuate with the performance of the business of STA Holdings and Parkview Transit. Cash available for distribution is not intended to be representative of cash flow or results of operations determined in accordance with generally accepted accounting principles in the United States and does not have a standardized meaning prescribed by US GAAP.

A significant amount of our cash is distributed, which may restrict potential growth

The payout of substantially all of our operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of these funds could limit the Company's future growth and its cash flow. In addition, the Company may be precluded from pursuing otherwise attractive acquisitions or investments because they may not be accretive on a short-term basis.

STI may not receive dividends from STA Holdings and Parkview Transit provided for in the dividend policy adopted by the board of directors of the Company, or any dividends at all

STI's only source of cash flow for payment of dividends on the Common Shares and interest payments on the Convertible Debentures is distributions on its equity ownership of STA Holdings and Parkview Transit. The board of directors of the STI may, in its discretion, amend or repeal the dividend policy. STI's board of directors may decrease the level of dividends provided for in this dividend policy or entirely discontinue the payment of dividends. Future dividends with respect to the common shares of STI, if any, will depend on, among other things, the results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that the board of directors of STI may deem relevant. The Third Amended and Restated Credit Agreement and the Note Purchase Agreement contain significant restrictions on the Company's ability to make dividend payments.

Fluctuations in the exchange rate may impact the amount of cash available to the Issuer for distribution and the Company's results of operations

The 6.75% Convertible Debentures are denominated in Canadian dollars, and payment of these Debentures upon maturity will be payable in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the payment of these Debentures upon maturity in 2014 and 2015. Distributions to holders of Common Shares and interest payments on the 6.75% Convertible Debentures are denominated in Canadian dollars. Conversely, approximately 76% of the Company's revenue and expenses, together with distributions received from the Company's subsidiaries are denominated in U.S. dollars. As a result, the Company is exposed to currency exchange rate risks. The Company has entered into 15 monthly forward foreign exchange contracts with respect to approximately 38% of currently anticipated monthly dividends and interest payments on the 6.75% Convertible Debentures for the next fifteen months to mitigate this exposure to currency exchange rate risk. The monthly forward foreign exchange contracts do not qualify as a cash flow hedge for accounting purposes, and the change in fair value of these contracts is recorded in the consolidated statement of operations. Changes in the Canadian dollar / U.S. dollar currency exchange rates result in unrealized gains and losses on the monthly forward foreign exchange contracts based on the changes in the fair value of the contracts.

Although the Company (i) entered into 15 monthly forward foreign exchange contracts with respect to approximately 38% of currently anticipated monthly dividends and interest payments on the 6.75% Convertible Debentures for the next three years, and (ii) intends to fund the remaining amount of currently anticipated monthly dividends and interest payments on those Convertible Debentures with cash flows from the Company's Canadian operations to mitigate the exchange rate risk with respect to the total amount of currently anticipated monthly dividends and interest payments on those Convertible Debentures, there can be no assurance that these arrangements will be sufficient to fully protect against this risk. If the hedging transactions and Canadian dollar cash flow do not fully protect against this risk, changes in the currency exchange rate between U.S. and Canadian dollars could have a material adverse effect on the Company's financial condition, results of operations and cash flow, and may adversely affect the Company's cash distributions.

In addition, the Company prepares its financial statements in U.S. dollars. In connection with the Company's Canadian operations, approximately 22% of the Company's consolidated income before taxes is incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in

the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. A weakening Canadian dollar will have a negative impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes. Conversely, a strengthening Canadian dollar will have a positive impact on the translation of the results of the Canadian operations in U.S. dollars for financial reporting purposes.

The Company's consolidated indebtedness could negatively impact the business

On June 30, 2013, the Company had total indebtedness of $220 million (including $107 million indebtedness to holders of Debentures).

The degree to which the Company is leveraged on a consolidated basis could have important consequences to the holders of Common Shares and Debentures, including:

- the Company's ability in the future to obtain additional financing for working capital, capital expenditures or other purposes may be limited;
- the Company may be unable to refinance indebtedness on terms acceptable to it or at all;
- a significant portion of the Issuer's cash flow (on a consolidated basis) is likely to be dedicated to the payment of the principal of and interest on the Company's indebtedness, including the Convertible Debentures, thereby reducing funds available for future operations, capital expenditures and/or dividends on the Common Shares;
- the Company may be more vulnerable to economic downturns and be limited in our ability to withstand competitive pressures;
- the Company may be limited in its ability to plan for or react to changes in its business or the industry in which it operates; and
- the Company may be at a competitive disadvantage to its competitors that have less indebtedness.

Changes in the Company's creditworthiness may affect the value of the Common Shares and Convertible Debentures

The perceived creditworthiness of the Issuer, the Company and their respective subsidiaries may affect the market price or value and the liquidity of the Common Shares and the Convertible Debentures.

The restrictive covenants in the Third Amended and Restated Credit Agreement and the Note Purchase Agreement could impact the Company's business and affect its ability to pursue its business strategies

The Third Amended and Restated Credit Agreement and the Note Purchase Agreement feature restrictive covenants that limit the Company's ability, among other things, to:

- incur additional indebtedness;
- pay dividends and make distributions in respect of the Equity Interest or to make certain other restrictive payments or investments;
- sell assets;
- consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets;
- enter into transactions with the Company's and/or the Issuer's affiliates;
- create liens; and
- enter into new lines of businesses.

In addition, the Third Amended and Restated Credit Agreement and the Note Purchase Agreement include other and more restrictive covenants and prohibit the Company and certain of its affiliates from prepaying its other indebtedness,

while debt under the Third Amended and Restated Credit Agreement and Note Purchase Agreement is outstanding. The Third Amended and Restated Credit Agreement and the Note Purchase Agreement also require the Company to achieve specified financial and operating results and maintain compliance with specified financial ratios. The Company's ability to comply with these ratios may be affected by events beyond its control.

A breach of any of the restrictive covenants in the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement or in the Company's ability to comply with the required financial ratios could result in a default under the Third Amended and Restated Credit Agreement or under the Note Purchase Agreement. If a default occurs, the lenders under the Third Amended and Restated Credit Agreement and/or the Note Purchase Agreement may elect to declare all borrowings outstanding under either facility, together with accrued interest and other fees, to be immediately due and payable.

Future sales or the possibility of future sales of a substantial amount of Common Shares may impact the price of the Common Shares and could result in dilution.

Future sales or the possibility of future sales of a substantial amount of Common Shares in the public market could adversely affect the prevailing market price of the Company's Common Shares, and could impair the Issuer's ability to raise capital through future sales of those securities. Additionally, the issuance of additional Common Shares may dilute an investor's investment in the Issuer and reduce distributable cash per Common Share.

The Company may issue Common Shares or other securities from time to time, in order to raise capital or as consideration for future acquisitions and investments. If an acquisition or investment is significant, the number of Common Shares or the number or aggregate principal amount, as the case may be, of other securities that may be issued may in turn be significant. In addition, they may also grant registration rights covering those Common Shares or other securities in connection with any acquisitions or investments.

Further, the Company may determine to redeem outstanding Debentures for Common Shares or to repay outstanding principal amounts thereunder at maturity of the Convertible Debentures by issuing additional Common Shares. The issuance of additional Common Shares may have a dilutive effect on shareholders and an adverse impact on the price of Common Shares.

Investment eligibility

There can be no assurance that the Common Shares will continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and registered education savings plans and for arrangements that are tax-free savings accounts.

We may not be able to make all principal payments on the Convertible Debentures

The 6.75% Convertible Debentures will mature on June 15, 2015, and the 6.25% Convertible Debentures will mature on June 30, 2018. STI may not be able to refinance the principal amount of the Convertible Debentures in order to repay the principal outstanding or may not have generated enough cash from operations to meet this obligation. There is no guarantee that STI will be able to repay the outstanding principal amount upon maturity of the Convertible Debentures.

As a result of the subordinated nature of the guarantees of the Debentures, upon any distribution to creditors of the Company in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Company or its property or assets, the holders of the Company's senior indebtedness will be entitled to be paid in full in cash before any payment may be made with respect to the Debentures.

The Company may not be able to make all interest payments on the Convertible Debentures

The likelihood that holders of the Convertible Debentures will receive the payments owing to them in connection with the Convertible Debentures will be dependent upon the financial health and creditworthiness of the Company and the ability of the Company to earn revenues.

The Company may not be able to purchase the Convertible Debentures on a change of control

The Company will be required to offer to purchase all outstanding Convertible Debentures upon the occurrence of a change of control. However, it is possible that following a change of control, the Company will not have sufficient funds at that time to make the required purchase of outstanding Convertible Debentures or that restrictions contained in other indebtedness will restrict those purchases.

Redemption prior to maturity

The Convertible Debentures may be redeemed in accordance with their respective terms, upon payment of the principal, together with any accrued and unpaid interest. Holders of Convertible Debentures should assume that this redemption option will be exercised if the Company is able to refinance at a lower interest rate or it is otherwise in the interest of the Company to redeem the Convertible Debentures.

Conversion following certain transactions

In the case of certain transactions, each Convertible Debenture will become convertible into securities, cash or property receivable by a holder of Convertible Debentures in the kind and amount of securities, cash or property into which the Convertible Debenture was convertible immediately prior to the transaction. This change could substantially lessen or eliminate the value of the conversion privilege associated with the Convertible Debentures in the future.

Prevailing yields on similar securities

Prevailing yield on similar securities will affect the market value of the Convertible Debentures. Assuming all other factors remain unchanged, the market value of the Convertible Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

There is a limited active public market for the Common Shares and Convertible Debentures and holders may have limited liquidity

Although the Common Shares and Convertible Debentures are listed and posted for trading on the TSX and the Common Shares also trade on the NASDAQ Global Select Market, they trade in markets with modest trading volumes. Although the Issuer has taken a number of steps to increase the liquidity of the Common Shares through additional common share offerings and debt to equity exchanges, there is no guarantee that an active trading market will further emerge and/or continue.

The market price for the Common Shares or Convertible Debentures may be volatile

Factors such as variations in the Company's financial results, announcements by the Company or others, developments affecting the Company's business or the North America school bus transportation industry, general interest rate levels, general fuel price levels, the market price of the Common Shares and general market volatility could cause the market price of the Common Shares or the Convertible Debentures to fluctuate significantly.

Our status as an "emerging growth company" under the JOBS Act may make it more difficult to raise capital as and when we need it

Because of the exemptions from various reporting requirements provided to us as an "emerging growth company" under the JOBS Act, we may be less attractive to investors, which may make it more difficult for us to raise additional capital as and when we need it. If we are unable to raise additional capital as and when we need it, our financial condition and results of operations may be materially and adversely affected.

STA Holdings' interest deductions on the 14% subordinated notes originally issued in connection with the IPS Offering were likely "dual consolidated losses" for U.S. federal income tax purposes and may result in disallowance of interest deductions under U.S. tax law if certain "triggering events" occur

Pursuant to Section 1503(d) of the Code and the Treasury Regulations thereunder, the interest deductions generated on the Notes likely generated a "dual consolidated loss" ("DCL") for U.S. federal income tax purposes and therefore were deductible by STA Holdings only if STA Holdings and STA ULC made the appropriate election and complied with all applicable requirements, including annual reporting and certification requirements. STA Holdings and STA ULC made, and intend to continue to make, such election and have complied with all applicable requirements to date. Even though such an election was made, however, if any of several "triggering events" occurs (e.g., the use of such losses to offset the income of any other non-U.S. person, or, in certain circumstances, a disposition of STA ULC stock or assets), STA Holdings will generally be required to report the amount of any prior interest deductions on the Notes (plus interest thereon) as gross income in the year of the triggering event. STA Holdings and STA ULC intend to comply with all of the DCL reporting and certification requirements and to conduct their affairs such that no DCL triggering event occurs. However, if STA Holdings and STA ULC fail to satisfy such reporting and certification requirements, or if a DCL triggering event occurs and no exception applies, STA Holdings' taxable income may be increased and if so, its U.S. federal income tax liability would be increased, perhaps materially. This would adversely affect the Company's financial position, cash flow, and liquidity, and could affect the Issuer's ability to make interest or dividend payments on the Debentures and the Common Shares and the Company's ability to continue as a going concern.

Application of U.S. federal income tax corporate "inversion" rules is uncertain

U.S. federal income tax legislation enacted in October 2004 dealing with corporate "inversions" (e.g., certain transactions in which a non-U.S. corporation acquires substantially all of the equity interests in, or the assets of, a U.S. corporation or partnership, if, after the transaction, former equity owners of the U.S. corporation or partnership own a specified level of stock in the non-U.S. corporation) provides in certain cases that a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. As enacted, this legislation does not appear to apply to STI, because the Existing Investors did not own any stock in STI as a result of the original offering and related transactions or subsequent IPS or Common Share offerings. The legislation grants authority to the U.S. Treasury, however, to write implementing regulations, which could, if exercised broadly and retroactively, cause the inversion provisions to apply to STI and result in, among other things, U.S. withholding taxes being imposed on dividends paid on the Common Shares to non-U.S. Holders, and the potential inability of U.S. holders to claim a foreign tax credit for Canadian withholding tax on dividends paid on the Common Shares to them. On June 7, 2012, the Internal Revenue Service issued regulations to provide further guidance on when a non-U.S. corporation may be treated as a U.S. corporation for U.S. federal income tax purposes. The regulations would not cause STI to be treated as a U.S. corporation for U.S. federal income tax purposes, but there can be no assurance such regulation may not be modified in the future.

Circular 230 Disclosure

Any tax statement made herein regarding any U.S. federal tax is not intended or written to be used, and cannot be used, by any taxpayer for purposes of avoiding penalties. Any such statement herein is written in connection with the marketing or promotion of the transaction to which the statement relates. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

STUDENT TRANSPORTATION INC.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Student Transportation Inc. were prepared by management, which is responsible for the integrity and fairness of the information presented, including the amounts based on estimates. These consolidated financial statements were prepared in accordance with United States generally accepted accounting principles. Financial information in respect to Student Transportation Inc. appearing throughout this Annual Report is consistent with these consolidated financial statements.

In discharging its responsibility for the integrity and fairness of the consolidated financial statements and for the accounting systems from which they are derived, management maintains internal controls designed to ensure that transactions are authorized, assets are safeguarded and proper records are maintained.

The Board of Directors oversees management's responsibilities for financial reporting through the Audit Committee of Student Transportation Inc. This Committee reviews the consolidated financial statements of the Company, approves them and recommends them to the Board for approval.

Ernst & Young LLP, independent auditors appointed by the Board of Directors, upon the recommendation of the Audit Committee have performed an independent audit of the consolidated financial statements, and their report follows. The Company's auditors have full and unrestricted access to the Audit Committee to discuss their audit and related findings.

Denis J. Gallagher
Chief Executive Officer

Patrick J. Walker
Chief Financial Officer

Toronto, Ontario
September 16, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Student Transportation Inc.:

We have audited the accompanying consolidated balance sheets of Student Transportation Inc. as of June 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for the years then ended, and the notes to the consolidated financial statements.

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with United States generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Student Transportation Inc. as at June 30, 2013 and 2012 and the consolidated results of its operations and its cash flows for the years then ended in accordance with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Independent Registered Public Accounting Firm

MetroPark, New Jersey USA

September 16, 2013

Student Transportation Inc.
Consolidated Balance Sheets
(000's of U.S. dollars)

	As at June 30, 2013	As at June 30, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 6,929	$ 5,013
Accounts receivable, net of allowance for doubtful accounts of $172 and $145 at June 30, 2013 and 2012, respectively	40,971	35,481
Inventory	3,287	3,296
Prepaid expenses	7,706	12,660
Other current assets	3,479	4,766
Total current assets	62,372	61,216
Other assets	17,061	16,567
Property and equipment, net	217,799	219,513
Oil and gas interests, net	7,470	7,223
Other intangible assets, net	69,811	74,591
Goodwill	138,312	142,690
Total assets	$ 512,825	$ 521,800
Liabilities and shareholders' equity		
Current liabilities:		
Accounts payable	$ 1,724	$ 963
Accrued expenses and other current liabilities	39,413	37,540
Current portion of long-term debt	—	575
Total current liabilities	41,137	39,078
Long-term debt	220,244	215,417
Asset retirement obligation	551	516
Deferred income tax liability	40,327	42,713
Class B-Series Three common share liability	2,393	3,231
Other liabilities	13,691	13,027
Total liabilities	318,343	313,982
Shareholders' equity		
Paid in Share Capital	434,236	404,857
Accumulated deficit	(231,850)	(191,319)
Accumulated other comprehensive loss	(7,904)	(5,720)
Total shareholders' equity	194,482	207,818
Total liabilities and shareholders' equity	$ 512,825	$ 521,800



Irving R. Gerstein



George Rossi

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Operations
(000's of U.S. dollars, unless specified, except share and per share amounts)

	Twelve months ended June 30, 2013	Twelve months ended June 30, 2012
Revenues	$ 423,688	$ 368,986
Costs and expenses:		
Cost of operations	315,032	271,226
General and administrative	42,350	38,455
Non-cash stock compensation	3,326	3,619
Acquisition expenses	—	886
Depreciation and depletion expense	41,861	37,149
Amortization expense	4,186	3,437
Total operating expenses	406,755	354,772
Income from operations	16,933	14,214
Interest expense	14,342	15,327
Foreign currency gain	(183)	(929)
Unrealized loss on foreign currency exchange contracts	656	1,779
Unrealized re-measurement (gain) loss	(123)	3,001
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(1,142)	972
Gain on bargain purchase of businesses acquired	—	(6,925)
Other (income) expense, net	(2,720)	827
Income before income taxes	6,103	162
Income tax provision (benefit)	2,234	(2,092)
Net income	$ 3,869	$ 2,254
Weighted average number of shares outstanding-basic	79,427,661	66,139,402
Weighted average number of shares outstanding-diluted	94,023,225	84,134,261
Basic and diluted net income per common share	**$ 0.05**	**$ 0.03**
Dividends declared per common share (Cdn$)	**$ 0.56**	**$ 0.56**

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Comprehensive Income
(000's of U.S. Dollars)

	Twelve months ended June 30, 2013	Twelve months ended June 30, 2012
Net income:	$ 3,869	$2,254
Other comprehensive (loss) income:		
Unrealized (loss) gain on currency translation adjustments	(2,184)	2,388
Other comprehensive (loss) income:	(2,184)	2,388
Comprehensive income	$ 1,685	$4,642

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Shareholders' Equity
(000's of U.S. Dollars)

	Share Capital		Accumulated Other Comprehensive Loss	Accumulated Deficit	Shareholders' Equity
	Shares	Amount			
Balance at June 30, 2011	61,786,868	$314,369	$(8,108)	$(149,717)	$156,544
Net income	—	—	—	2,254	2,254
Dividends	—	—	—	(43,856)	(43,856)
Common stock issuance	13,563,455	87,754	—	—	87,754
Conversion of debt to common stock	656,297	3,349	—	—	3,349
Repurchase of common stock	(96,300)	(615)	—	—	(615)
Other comprehensive income	—	—	2,388	—	2,388
Balance at June 30, 2012	75,910,320	$404,857	$(5,720)	$(191,319)	$207,818
Net income	—	—	—	3,869	3,869
Dividends	—	—	—	(44,400)	(44,400)
Common stock issuance	1,501,679	9,467	—	—	9,467
Conversion of debt to common stock	4,347,368	22,427	—	—	22,427
Repurchase of common stock	(401,076)	(2,515)	—	—	(2,515)
Other comprehensive loss	—	—	(2,184)	—	(2,184)
Balance at June 30, 2013	81,358,291	$434,236	$(7,904)	$(231,850)	$194,482

See accompanying notes.

Student Transportation Inc.
Consolidated Statements of Cash Flows
(000's of U.S. Dollars)

	Year ended June 30, 2013	Year ended June 30, 2012
Operating activities		
Net income	$ 3,869	$ 2,254
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred income taxes	1,015	(4,339)
Unrealized loss on forward contracts	656	1,779
Non-cash (gain) loss on 6.25% Convertible Debentures conversion feature	(1,142)	972
Unrealized re-measurement (gain) loss	(123)	3,001
Unrealized foreign currency (gain)	(720)	—
Amortization of deferred financing costs	2,166	1,722
Non-cash stock compensation	3,326	3,619
Gain on disposal of fixed assets	(1,498)	(642)
Gain on bargain purchase of businesses acquired	—	(6,925)
Depreciation and depletion expense	41,861	37,149
Amortization expense	4,186	3,437
Changes in current assets and liabilities:		
Accounts receivable	(5,721)	3,577
Prepaid expenses, inventory and other current assets	3,252	(7,917)
Accounts payable	790	(1,025)
Accrued expenses and other current liabilities	223	(1,796)
Changes in other assets and liabilities	(41)	44
Net cash provided by operating activities	52,099	34,910
Investing activities		
Business acquisitions, net of cash acquired	—	(60,934)
Payments on seller debt	(430)	(900)
Purchases of property and equipment	(41,841)	(48,616)
Proceeds on sale of equipment	2,853	999
Net cash used in investing activities	(39,418)	(109,451)
Financing activities		
Offering of common shares , net of expenses	—	79,606
Redemption of Class B Series Two and Three common shares	(1,543)	(1,527)
Financing fees	(791)	(774)
Repurchase of common stock	(2,515)	(615)
Redemption of 7.5% Convertible Debentures	(289)	—
Common stock dividends	(34,548)	(28,302)
Borrowings on credit facility	139,890	202,508
Payments on credit facility	(110,822)	(175,247)
Net cash (used in) provided by financing activities	(10,618)	75,649
Effect of exchange rate changes on cash	(147)	193
Net increase in cash and cash equivalents	1,916	1,301
Cash and cash equivalents at beginning of period	5,013	3,712
Cash and cash equivalents at end of period	$ 6,929	$ 5,013
Supplemental information:		
Cash paid for interest	$ 12,343	$ 13,784
Cash paid for income taxes	$ 1,286	$ 1,789

See accompanying notes.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. ("STI" or the "Company") is a corporation established under the laws of the Province of Ontario. STI together with its indirect subsidiary Student Transportation of America ULC ("STA ULC" and together with STI the "Issuer"), completed an Initial Public Offering (the "IPS Offering") on December 21, 2004 through the issuance of income participating securities ("IPSs"). Each IPS consisted of one common share of STI and Cdn $3.847 principal amount of 14% subordinated notes of STA ULC (the "Subordinated Notes"). On December 21, 2009, the Company redeemed the remaining Subordinated Notes, originally issued as a component of the IPSs, as the final step in the process of converting from the IPS structure to a traditional common share structure. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. ("STA Holdings"). Management owns 100% of the Class B Series Two and Class B Series Three common shares of STA Holdings pursuant to the grant of shares under the STA Holdings Equity Incentive Plan ("EIP") (see Note 12). STI currently holds a 98.7% interest in STA Holdings, through its ownership of the Class A shares of STA Holdings. STI also owns 100% of the outstanding shares of Parkview Transit.

STA Holdings owns 100% of the outstanding shares of Student Transportation of America, Inc. ("STA, Inc."). The Company, through its ownership of STA Holdings and Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States ("US GAAP"). The accompanying consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

The significant accounting policies used to prepare the financial statements are described below:

Foreign Currency Translation

Monetary assets and liabilities denominated in a currency other than the functional currency are translated at the rate of exchange prevailing at the balance sheet date. Transactions denominated in a currency other than the functional currency are translated at the rate of exchange prevailing on the transaction date. Gains and losses on translation of these items are considered transaction gain and losses and are included in the consolidated statements of operations in foreign currency (gain) loss.

The functional currency of ST Inc., the parent, STA ULC and the Company's Canadian operations, is the Canadian dollar. The functional currency of STA Holdings and the Company's operations in the United States is the U.S. dollar. The Company's financial statements are reported in U.S. dollars, as the principal operations and cash flows of its subsidiaries are conducted in U.S. dollars. As a result, the assets and liabilities of the ST Inc., STA ULC and the Company's Canadian operations are translated into U.S. dollars using the exchange rate in effect at the period end and revenues and expenses are translated at the average rate during the period. Exchange gains or losses on translation are deferred as a separate component of shareholders' equity. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of ST Inc. are denominated in Canadian dollars. As the functional currency of ST Inc. is the Canadian dollar, exchange gains or losses related to the 7.5% Convertible Debentures and the 6.75% Convertible Debentures on the translation of the STI financial statements into U.S. dollars, the reporting currency, are deferred as a separate component of shareholders' equity. The 6.25% Convertible Debentures of ST Inc. as described in Note 8, are denominated in U.S. dollars. As the functional currency of ST Inc. is the Canadian dollar, unrealized gains or losses on re-measurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the ST Inc. level, and are included in the consolidated statement of operations.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Foreign currency transactions gains and losses, related to short-term related intercompany loans are recorded in the Consolidated Statement of Operations as incurred. Foreign currency transaction gains and losses for intercompany loans that are considered long-term in nature are recorded in Accumulated Other Comprehensive Loss as incurred.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less from the date of purchase. At June 30, 2013 and June 30, 2012 there were no cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company bases its estimates on historical experience, actuarial evaluations and on various other assumptions that it believes are reasonable under the circumstances.

Amounts reported based upon these estimates include, but are not limited to, insurance reserves, income taxes, goodwill and intangible assets, derivatives, certain components of long term debt, Class B Series Two and Series Three common share liability and impairment testing of long-lived assets.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it is determined that all or part of the outstanding balance is not collectable. Collectability is reviewed regularly and an allowance is established or adjusted, as necessary, using the specific identification method.

Concentration of Credit Risk

Credit is extended based on an evaluation of the customer's financial condition and, generally, advance payment is not required. The Company has no individual customers which account for more than 10% of its revenues.

Anticipated credit losses are provided for in the financial statements. Management monitors the financial condition of its customers to reduce the risk of loss.

Inventories

Inventories, consisting primarily of repair parts and vehicle accessories, are valued at the lower of cost or market determined on a first-in, first-out (FIFO) method.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets, which approximate a range from seven to eleven years.

Leasehold improvements are amortized over the shorter of the lease term or the estimated useful lives of the assets. Buildings are depreciated on a straight line basis over 40 years. Other property and equipment is depreciated on a straight line basis over three to five years.

The Company recorded depreciation expense of $40.9 million and $36.2 million for the years ended June 30, 2013 and 2012, respectively.

Goodwill and Indefinite Lived Intangibles

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations accounted for under the purchase method. Goodwill and trade names are not amortized but rather assessed for impairment annually or more frequently if circumstances change and indicators of impairment are present. The annual impairment testing is performed in the fourth quarter.

The annual assessment of goodwill impairment, may be performed either on a quantitative or qualitative basis. In accordance with Accounting Standards Codification ("ASC") 350-20, *Intangibles-Goodwill and Other,* the quantitative assessment is a two step impairment test. The Company first compares the fair value of the reporting unit with its carrying value, including goodwill. If the carrying value exceeds the fair value, the carrying value is then compared to the implied fair value of goodwill. If the implied fair value of goodwill is less than the carrying value of goodwill, an impairment loss will be recognized in the statement of earnings in an amount equal to the difference and the implied fair value of goodwill becomes the new carrying value of goodwill for that reporting unit which is then used in future impairment tests.

ASC 350-20 was amended in September 2011, and gives the Company the option to perform a qualitative assessment for goodwill impairment. Under the qualitative assessment, consideration is given to both external factors (including the macroeconomic and industry conditions) and our own internal factors (including internal costs, recent financial performance, management, business strategy, customers, and stock price). Facts and circumstances are evaluated each year to determine whether to use the qualitative or quantitative assessment. We performed a qualitative assessment during the fourth quarter of 2013, and there was no indication of impairment for goodwill.

Other Identifiable Intangible Assets

When assessing the impairment for indefinite-lived trade names, if the carrying value exceeds the fair value, an impairment loss will be recognized in the statement of earnings in an amount equal to the excess. Fair values are derived by using discounted cash flow analyses which requires, among other factors, estimates of the amount and timing of projected cash flows and the appropriate discount rate. Definite-lived intangible assets consist of contract rights and covenants not to compete. Contract rights, which include customer relationships, are amortized on a straight-line basis over an estimated useful life of 20 to 23 years. The useful life for contract rights was determined based on third party valuation reports prepared for the Company. The valuations took into account the average length of the contracts, the expected renewal periods and assumptions regarding future renewals based upon historical customers lives. Covenants not-to-compete are

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

amortized on a straight-line basis over an estimated useful life of two to five years. The Company recorded amortization expense associated with its intangible assets of $4.2 million and $3.4 million for the years ended June 30, 2013 and 2012, respectively.

Convertible Debentures

The principal amounts of the 7.5% Convertible Debentures and the 6.75% Convertible Debentures are convertible into common shares of the Company at the option of the holders and the Company under certain conditions. The Company has determined that the debentures are not required to be bifurcated into separate debt and equity components. In accordance with ASC 470-20, *Debt with Conversion and Other Options,* if the conversion feature of the debenture is non-beneficial (i.e. "out of the money") upon issuance and the Company cannot settle conversions in cash, the full proceeds from these debentures should be recorded as a liability with no value attributed to the conversion feature. As such, the Company has recorded the full amount of the debentures as a liability. The 7.5% Convertible Debentures and the 6.75% Convertible Debentures of STI are denominated in Canadian dollars.

The 6.25% Convertible Debentures of ST Inc. are denominated in U.S. dollars. In accordance with ASC 815, *Derivatives and Hedging*, as the conversion feature on ST Inc.'s 6.25% Convertible Debentures provides that the US dollar denominated notes can be converted at a US dollar denominated strike price into common shares of ST Inc., a Canadian dollar functional currency entity, the conversion feature represents an embedded derivative that must be bifurcated and accounted for separately. The embedded conversion feature is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. The Company recorded a non-cash gain for the year ended June 30, 2013 of $1.1 million in connection with the change in fair value of the embedded conversion feature during the 2013 fiscal year. The value of the embedded conversion feature represents a liability of $1.0 million and $2.0 million as at June 30, 2013 and 2012, respectively, which are included within other liabilities in the consolidated balance sheet.

Deferred Financing Costs

The Company incurred costs related to obtaining debt financing. The Company capitalized costs associated with its credit agreement, Senior Secured Notes and costs related to the three issuances of the convertible debentures. These costs have been capitalized and are being amortized to interest expense over the term of the related debt using the effective interest rate method. The carrying value of the deferred financing costs was $5.5 million and $6.7 million as of June 30, 2013 and 2012 respectively. Amortization expense totaled $2.2 million and $1.7 million for the years ended June 30, 2013 and 2012, respectively. Deferred financing costs are included in other assets in the consolidated balance sheet.

Impairment of Long-Lived Assets

Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, contract rights and covenants not to compete may warrant revision or that the remaining balances may not be recoverable. Events or circumstances that would trigger testing for impairment include, but are not limited to, the loss of a significant school district customer contract, a significant increase in the Company's expense levels absent a corresponding increase in revenue that causes operating or cash flow losses or projected operating or cash flow losses, significant adverse changes in legal factors or the business climate in which the Company operates that could affect the value of long-lived assets, or the expectation that a long-lived asset will be sold or otherwise disposed of at a loss before the end of its previously estimated useful life. If this review indicates that the assets

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

will not be recoverable, as determined based on the undiscounted future cash flows from the use of the assets, the carrying value of the assets will be reduced to their estimated fair value. There were no indicators of impairment during the years ended June 30, 2013 and 2012.

Business Combinations

The Company accounts for business combinations under the principles codified in ASC 805, *Business Combinations*. The principles set forth how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key components include: (i) recognition of transaction costs in current period earnings and included in the consolidated statement of operations in acquisition expense; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings included in the consolidated statement of operations in other (income) expense; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase which is recognized in the statement of operations.

Income Taxes

Income taxes have been computed utilizing the asset and liability approach, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the currently enacted tax rates expected to be in effect for the years in which those taxes are expected to be realized or settled. A valuation allowance is recorded to reduce deferred tax assets to the amount that is believed to be more likely than not to be realized. The recorded deferred income tax liability results from a difference between the book and tax basis of certain transportation equipment, other equipment and intangible assets.

The Company uses judgment in determining income tax provisions and in evaluating its tax positions under the accounting guidance for income taxes. Additional provisions for income taxes are established when, despite the belief that tax positions are fully supportable, there remain certain positions that do not meet the minimum probability threshold, which is a tax position that is more-likely-than-not to be sustained upon examination by the applicable taxing authority. The Company and its subsidiaries are examined by various federal and state tax authorities. The Company regularly assesses the potential outcomes of these examinations and any future examinations for the current or prior years in determining the adequacy of its provision for income taxes. The Company continually assesses the likelihood and amount of potential adjustments and adjusts the income tax provision, the current tax liability and deferred taxes in the period in which the facts that give rise to a revision become known. The Company recognizes interest and penalties related to underpayment of income taxes in income tax provision (benefit). (see Note 7).

Revenue Recognition

Revenue from the Company's school bus operations is recognized when the following criteria are met: persuasive evidence of an arrangement exists, services have been rendered, the price to the buyer is fixed and determinable, and collectability is reasonably assured. The Company bills customers on a monthly basis upon the completion of school bus routes, which are based on contracts or extension agreements with customers.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Revenue from oil and gas interests is derived from the Company's partial ownership in various oil and gas wells. As a non-operator, the Company records revenue from its oil and gas interests based on its share of the sales value of production from producing wells. Revenue is received from the well operators and is recognized when the commodities are delivered to customers, the price is fixed or determinable and collectability is assured.

Insurance Reserves

The Company had approximately $17.5 million and $15.9 million in recorded insurance reserves at June 30, 2013 and 2012, respectively. These reserves reflect the estimated deductible amounts the Company is responsible for under its workers' compensation and vehicle liability insurance programs. Insurance expense for these items is largely dependent on the Company's claims experience and the Company's ability to control such claims, in addition to third party premiums/ expenses associated with this coverage. The Company has recorded estimated insurance reserves for the anticipated losses on open claims and estimated reserves for incurred but not recorded claims under the workers' compensation and vehicle liability programs based upon actuarial analysis prepared by an independent third party actuary. Although the estimates of these accrued liabilities are based on the factors mentioned above, it is possible that future cash flows and results of operations could be materially affected by changes in our assumptions or changes in claims experience.

Stock Based Compensation

The Company accounts for stock-based compensation and other stock-based payments using the fair value method. Under the fair value method, the fair value of stock based compensation and other stock-based payments are estimated at the grant date and the total fair value is amortized over the vesting schedule of the awards as compensation expense. The Class B Series Two and Class B Series Three common shares issued by STA Holdings are fully vested on the grant date, and, as such, the Company recognizes compensation expense when the shares are issued. STA Holdings has issued only Class B Series Three common shares pursuant to the EIP during fiscal year 2013 and fiscal year 2012. All future share awards under the EIP plan will be in the form of grants of Class B Series Three common shares, and there will be no further issuance of Class B Series Two common shares. These shares are accounted for as a liability upon issuance and remeasured at fair value on a quarterly basis (see Note 12). The Company recognized $3.3 million and $3.6 million in non-cash stock-based compensation expense based on the estimated fair value on the date of grant of the shares issued, for the years ended June 30, 2013 and 2012, respectively.

The Class B Series Two and Class B Series Three common shares are not traded in an active market and have certain restrictions on their transferability. These shares are accounted for as a liability upon issuance, as a result of a put option they contain. In the case of the Class B Series Two common shares issued pursuant to the EIP during the period the IPS structure was in place, the put option provides for a fair market value of Class B Series Two common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put, plus Cdn. $3.847 (an amount equivalent to the historical value of the Subordinated Note component of the IPS). In the case of the Class B Series Three common shares to be utilized for EIP share grants subsequent to the end of the IPS structure, the put option provides for a fair market value of Class B Series Three common shares put at an amount equal to the weighted average trading price of the STI common shares for the ten consecutive trading days immediately prior to the date of put.

Stock based compensation expense associated with the issuance of Class B Series Two and Class B Series Three common shares is based on the trading value of the STI common shares at the date of grant, similar to the fair value of such common shares in connection with the put option values described above.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Accounting for Derivatives and Hedging Activities

Derivatives are recorded at fair value on the balance sheet, which, in accordance with ASC 820, *Fair Value Measurements and Disclosure,* requires that a company take into account its own credit risk and the credit risk of the counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. Changes in fair value will be recorded in the income statement or through other comprehensive income depending on the nature of the derivative instrument. The Company did not elect hedge accounting for any of its derivative financial instruments and therefore records all changes in fair value in the income statement. The Company has offset the fair value amounts recorded on its forward foreign currency contracts executed with the same counterparty under an executed master netting arrangement.

Segment Reporting

The Company has two reportable segments, a transportation segment and an oil and gas segment. The transportation segment provides school bus and management services to public and private schools in North America. The oil and gas segment represents the Company's investments as a non-operator in oil and gas interests.

Oil and Gas Interests

The Company holds non-operating interests in oil and gas properties, which are jointly owned with others. The financial statements reflect the Company's proportionate interest in the oil and gas activities as a non-operator.

The Company uses the full-cost method of accounting for oil and gas interests to determine the capitalized cost, whereby certain expenditures related to the acquisition, exploration and development of oil and gas properties are capitalized. Capitalized costs include the cost of land acquired or leased, intangible drilling costs such as those for equipment, casing and attachments on both productive and non-productive wells. These costs, net of salvage values, are accumulated in a single cost center and are depleted and amortized using the units-of production method. Natural gas reserves and production are converted, at a ratio of six thousand cubic feet of natural gas to one barrel of oil, for depletion and depreciation purposes.

In connection with the oil and gas interests, the Company has an asset retirement obligation which represents the liability associated with the retirement of long-lived assets that arise from the acquisition, construction, development or normal operation of such assets.

Under US GAAP, the impairment test for oil and gas assets (the "ceiling test") requires the Company to use tax effected discounted cash flow using a present value technique. Under ASC 932, *Extractive Industries—Oil and Gas,* the pricing assumption to be used in the ceiling test calculation is defined as the twelve month average of realized prices.

Earnings per Share

Basic and diluted earnings per share are calculated by dividing the net income for the period by the weighted number of shares outstanding during each period. The shares used in the calculation of basic earnings per share are based on the weighted average number of shares outstanding. Shares used in the calculation of diluted earnings per share are based on the weighted average number of shares outstanding plus an adjustment for the incremental shares that would be outstanding assuming the exercise of the Company's Convertible Debentures. The net income for basic earnings per share is net earnings available to common stockholders. The net income for diluted earnings per share is net earnings available to common stockholders with interest expense associated with the Convertible Debentures added back (net of tax) for the assumed conversion of the Convertible Debentures into common stock.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

Seasonality

The Company's operations are seasonal and follow the school calendars of the public and private schools it serves. During the summer school break, revenue is derived primarily from summer camps and private charter services. Since schools are not in session, there is no school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year's worth of depreciation is recorded in these ten months to match the vehicles' usage.

Recent Accounting Pronouncements

In January 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2013-01, Scope Clarification of Disclosures about Offsetting Assets and Liabilities, to limit the scope of the new balance sheet offsetting disclosure requirements to derivatives (including bifurcated embedded derivatives), repurchase agreements and reverse repurchase agreements, and securities borrowing and lending transactions. For public companies, the ASU is effective for fiscal years and interim periods within those years beginning after December 15, 2012, or the first quarter of 2013 for fiscal years beginning after December 15, 2013 and interim and annual periods thereafter. The ASU should be applied prospectively. Early adoption is permitted.

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2013-02 to improve the reporting of reclassifications out of accumulated other comprehensive income (AOCI). The ASU sets requirements for presentation for significant items reclassified to net income in their entirety during the period and for items not reclassified to net income in their entirety during the period. This is effective for annual periods beginning on or after January 1, 2013 (including interim periods within them) and retrospectively for all periods presented on the balance sheet.

ASC 350-30, *Intangibles Other than Goodwill,* was amended in July 2012, and gives Companies the option to first assess qualitative factors to determine if a quantitative impairment test of the indefinite-live intangible asset is necessary. If the qualitative assessment reveals that it's more likely than not that the asset is impaired, a calculation of the assets' fair value is required. Otherwise, no quantitative calculation is necessary. This is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted.

The Company will adopt these standards on July 1, 2013 and does not expect the adoption to have a material effect on its consolidated financial statements.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations

The Company did not complete any business acquisitions during fiscal 2013.

2012 Acquisitions

On May 24, 2012, the Company closed its acquisition of certain assets and contracts in both Texas and Washington from National Express Corporation ("NEX"). Earnings from the businesses acquired are included in the Company's results of operations from the acquisition date. The aggregate purchase price for these assets was approximately $6.6 million.

Current assets, less current liabilities	$ 115
Property and equipment	16,366
Intangible assets	1,664
Deferred taxes	(4,617)
Fair value of net assets acquired	$13,528

The purchase price consisted of $6.4 million in cash and $0.2 million in contingent consideration associated with the renewal of four contracts due in 2013. All of the contingent consideration associated with this acquisition was paid as of June 30, 2013. Identifiable intangible assets consist of contract rights of $0.8 million that will be amortized over 20 years and covenants not to compete of $0.9 million that will be amortized over an estimated useful life of one and one-half years.

The purchase price was lower than the fair value of the businesses acquired. NEX was required to dispose of these businesses by the U.S. Department of Justice in order to complete the acquisition of another competitor. Therefore the Company has recognized a gain of approximately $6.9 million, which is included in the consolidated statement of operations.

On November 15, 2011, the Company closed its acquisition of all of the outstanding common stock of Dairyland Buses, Inc., Dairyland-Hamilton Inc., Lakeland Area Bus Service, Inc., and Lakeside Buses of Wisconsin (collectively "Dairyland"), located in Waukesha, Wisconsin. Earnings of the acquired companies are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $47.0 million.

Current assets, less current liabilities	$ 2,726
Property and equipment	27,333
Intangible assets	7,600
Deferred taxes	(3,658)
Subtotal	34,001
Goodwill	12,999
Total	$47,000

The purchase price consisted of $47.0 million in cash. Identifiable intangible assets consist of contract rights of $4.8 million that will be amortized over 20 years, covenants not to compete of $0.1 million that will be amortized over an estimated useful life of one year and trade names of $2.7 million with an indefinite life. Approximately $0.5 million dollars of acquisition-related costs have been recognized as an expense in the statement of operations during fiscal year 2012. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. The Company finalized the purchase price of this acquisition during

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations (continued)

fiscal year 2013, based on the final tax basis of the assets acquired. This resulted in a decrease in goodwill and a decrease in deferred taxes of $3.1 million. Goodwill related to this acquisition of $2.3 million is deductible for tax purposes.

On October 7, 2011, the Company closed its acquisition of all of the outstanding common stock of School Transportation Services, LLC (the "STS" acquisition), located in Passaic County, New Jersey. Earnings of the acquired company are included in the Company's results of operations from the acquisition date. The aggregate purchase price of this acquisition was $4.5 million.

Current assets, less current liabilities	$ 75
Property and equipment	967
Intangible assets	1,221
Subtotal	2,263
Goodwill	2,237
Total	$4,500

The purchase price consisted of $4.1 million in cash and $0.4 million in the form of promissory notes. Identifiable intangible assets consist of contract rights of $1.2 million that will be amortized over 20 years and covenants not to compete of sixty two thousand dollars that will be amortized over an estimated useful life of five years. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages.

The Company closed the following additional acquisitions during the twelve months ended June 30, 2012:

- July 13, 2011—the Company acquired certain assets of Schumacher Bus Lines, located in Schumacher, Ontario, Canada
- August 4, 2011—the Company acquired certain assets and contracts of S&K Transportation Inc., located in Listowel, Ontario Canada
- August 26, 2011—the Company purchased all the outstanding stock of A&B Bus, Co. located in Irwindale, California
- December 20, 2011—the Company acquired certain assets and contracts of Safe Start Transportation of New Jersey LLC, located in Toms River, New Jersey.

Earnings of the acquired companies are included in the Company's results of operations from their respective acquisition date. The aggregate purchase price of these acquisitions was $3.8 million.

Current assets, less current liabilities	$ (2)
Property and equipment	2,543
Intangible assets	470
Deferred Taxes	(156)
Subtotal	2,855
Goodwill	949
Total	$3,804

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

3. Business Combinations (continued)

The purchase price of these acquisitions consisted of $3.6 million in cash and approximately $0.2 million in contingent consideration, which relates to contract renewal and certain revenue targets being achieved. The Company paid forty thousand dollars of this contingent consideration during fiscal year 2013. Identifiable intangible assets consist of contract rights of $0.5 million that will be amortized over 20 years. The goodwill attributed to these acquisitions includes the value of the workforce acquired, the opportunity to expand within the marketplace and other key competitive advantages. None of the goodwill related to these acquisitions is deductible for tax purposes.

The following unaudited pro forma financial information combines the consolidated results from operations as if all of the 2012 acquisitions had occurred as of July 1, 2011. Pro forma adjustments only include the adjustment for amortization on acquired intangibles and the adjustment to record the tax impact on the pro forma financial information. The 2013 results include the actual results of operations for the 2012 acquisitions for the entire year. The unaudited results are as follows:

	Actual for Fiscal Year Ended June 30, 2013	Pro Forma Basis for Fiscal Year Ended June 30, 2012
Revenue	$423,688	$396,618
Net Income	3,869	1,568
Basic and diluted net income per common share	$ 0.05	$ 0.02

The pro forma financial information is not necessarily indicative of operating results that would have occurred had the 2012 acquisitions been consummated as of July 1, 2011, nor is it indicative of future operating results.

4. Property and Equipment

Property and equipment consist of the following:

June 30, 2013	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 5,282	$ —	$ 5,282	
Buildings	5,324	(684)	4,640	40
Transportation equipment	352,683	(157,236)	195,447	7 to 11
Leasehold improvements	5,065	(1,521)	3,544	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	14,106	(5,220)	8,886	3 to 5
	$382,460	$(164,661)	$217,799	

June 30, 2012	Cost	Accumulated Depreciation	Net Book Value	Useful Life in years
Land	$ 4,664	$ —	$ 4,664	
Buildings	5,055	(570)	4,485	40
Transportation equipment	334,023	(130,755)	203,268	7 to 11
Leasehold improvements	3,793	(957)	2,836	The shorter of the life of lease or the useful life of the asset
Other machinery and equipment	9,186	(4,926)	4,260	3 to 5
	$356,721	$(137,208)	$219,513	

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

5. Oil and Gas Interests

Oil and gas interests consist of the following:

	2013	2012
Oil and gas interests	$15,572	$14,467
Less accumulated depletion	(8,102)	(7,244)
	$ 7,470	$ 7,223

The Company does not capitalize any of its own administrative or interest costs and accounts for these costs as expenses during the year. There were no costs excluded from costs subject to depletion and depreciation at the balance sheet dates.

Under full cost accounting many costs incurred will be capitalized even though they have not resulted in an increase in the future revenue generating capacity of the enterprise. Accordingly, it is widely recognized that there should be a limit on the aggregate costs that may be carried forward for amortization against revenue of future periods (the "ceiling test"); the Company performed a ceiling test calculation at both June 30, 2013 and 2012. The ceiling test requires the Company to use tax effected discounted cash flows using a present value technique. The sales prices used for the ceiling test were $94.95 per barrel for oil and $3.62 per thousand cubic feet of natural gas. Based on the calculations under the first step of the ceiling test, the Company determined that its oil and gas interests are recoverable.

6. Goodwill and Other Intangible Assets

Intangible assets consist of the following:

	2013			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life Years
Contract rights	$ 66,142	$(19,700)	$46,442	14
Covenants not to compete	15,015	(14,625)	390	1
Trade names	22,979	—	22,979	None (Indefinite Life)
Total	$104,136	$(34,325)	$69,811	

	2012			
	Gross Carrying Amount	Accumulated Amortization	Net Book Value	Weighted Average Remaining Life Years
Contract rights	$ 66,723	$(16,585)	$50,138	16
Covenants not to compete	15,062	(13,754)	1,308	4
Trade names	23,145	—	23,145	None (Indefinite Life)
Total	$104,930	$(30,339)	$74,591	

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

6. Goodwill and Other Intangible Assets (continued)

Estimated annual amortization expense for intangibles assets is as follows:

Year ending June 30,	
2014	$ 3,552
2015	3,229
2016	3,218
2017	3,208
2018	3,204
	$16,411

The following table represents the changes in the carrying amount of goodwill for the years ended June 30, 2013 and 2012:

Balance as of June 30, 2011	$125,750
Goodwill related to acquisitions	19,392
Foreign currency effects on Goodwill	(2,452)
Balance as of June 30, 2012	$142,690
Goodwill related to the finalization of purchase accounting for 2012 acquisitions	(2,983)
Foreign currency effects on Goodwill	(1,395)
Balance as of June 30, 2013	$138,312

7. Income Taxes

The components of the provision (benefit) for income taxes are as follows:

	2013	2012
Federal: Canada		
Current	$ 276	$ 1,177
Deferred	819	156
	1,095	1,333
Provincial: Canada		
Current	602	965
Deferred	(681)	150
	(79)	1,115
Foreign:		
Current	339	105
Deferred	879	(4,645)
	1,218	(4,540)
Total provision (benefit)	$2,234	$(2,092)

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes (continued)

The components of income before income tax provision (benefit) for income taxes are as follows:

	2013	2012
Domestic	$4,735	$ 3,151
Foreign	1,368	(2,989)
Total	6,103	162

The difference between the effective rate reflected in the income tax provision (benefit) for income taxes and the amount determined by applying the Canadian statutory rate to income before income taxes for the fiscal year ended June 30, 2013 and June 30, 2012 is analyzed below:

	2013	2012
Provision for income taxes at statutory rate	$ 946	$ 25
Provincial taxes	671	333
Foreign rate differential	371	(49)
Canadian rate difference	215	400
Gain on bargain purchase	—	(2,769)
Permanent items	80	483
Other	(49)	(515)
	$2,234	$(2,092)

Deferred taxes arise because of the differences in the book and tax basis of certain assets and liabilities. Significant components of deferred tax assets and liabilities are as follows:

	2013	2012
Deferred tax liabilities		
Intangibles	$(26,585)	$(27,870)
Property and equipment	(52,184)	(53,834)
Total deferred tax liabilities	(78,769)	(81,704)
Deferred tax assets:		
Net operating loss carry forward	26,088	27,444
Other	12,691	11,580
Total deferred tax assets	38,779	39,024
Valuation allowance	(337)	(33)
Net deferred tax assets	38,442	38,991
Net deferred tax liabilities	$(40,327)	$(42,713)

It is the Company's intention to reinvest the undistributed earning of its foreign subsidiaries and thereby indefinitely postpone their remittance. As a result, deferred income taxes have not been provided on undistributed earnings of foreign subsidiaries of the Company.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

7. Income Taxes (continued)

The following table summarizes the gross amounts of unrecognized tax benefits without regard to reduction in tax liabilities if such unrecognized tax benefits were settled.

	2013	2012
Balance at July 1,	$1,704	$1,069
Additions for tax position related to current year	—	635
Balance at June 30,	$1,704	$1,704

The total amount of the unrecognized tax benefits, if recognized would favorably impact the effective tax rate by $1.7 million. Not included in the amounts above are approximately thirty two thousand and $0.1 million of interest and penalties for the fiscal years ended June 30, 2013 and 2012, respectively, which are included as a component of the income tax provision (benefit) on the consolidated statement of operations. None of the unrecognized tax benefits are expected to reverse in the next year. All tax years starting with June 30, 2009 are currently open in the United States. All tax year starting with June 30, 2005 are currently open in Canada.

At June 30, 2013, the Company has available U.S. net operating loss carry forwards of approximately $59.1 million expiring in the years 2016 through 2026 and Canadian non-capital loss carry forwards of approximately $9.0 million expiring in the years 2018 through 2033. These deferred tax assets are offset by a valuation allowance of approximately $0.3 million.

8. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at June 30, 2013		Amounts Outstanding at June 30, 2012	
	Current	Long Term	Current	Long Term
Third Amended and Restated Credit Agreement Revolving credit facility	$ —	$ 78,541	$ —	$ 49,995
Convertible Debentures	—	106,703	—	130,422
Senior Secured Notes	—	35,000	—	35,000
Promissory notes due to former owners	—	—	575	—
	$ —	$220,244	$ 575	$215,417

Maturities of long-term debt are as follows:

	Third Amended Credit Facility	Convertible Debentures	Senior Secured Notes	Total
Year ending June 30,				
2014	$ —	$ —	$ —	$ —
2015	—	47,538	—	47,538
2016	—	—	—	—
2017	—	—	35,000	35,000
2018	78,541	59,165	—	137,706
thereafter	—	—	—	—
	$78,541	$106,703	$35,000	$220,244

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

Third Amended and Restated Credit Agreement and Senior Secured Notes

On February 27, 2013, the Company amended its Third Amended and Restated Credit Agreement (the "Credit Agreement"). The amendment extended the maturity date (previously due February 4, 2016) to February 27, 2018, or if earlier, 90 days prior to the maturity of the Senior Secured Notes and increased the commitments to $155.0 million, from the previous commitments of $140.0 million. The current commitments include a US $110.0 million loan facility and a Canadian $45.0 million loan facility both of which are available to fund working capital requirements and to fund acquisitions and investment requirements for new revenue and bid-in contracts. The increase in the facility was a result of certain existing lenders increasing their commitments as well as a new lender joining the bank group, who replaced an existing lender. The amendment also included a margin reduction of 50 basis points on interest payments. The Company wrote off $0.3 million in deferred financing cost associated with this debt modification, which is included in interest expense in the consolidated statement of operations.

The Company may request an increase to the $155.0 million initial commitment for up to $100.0 million in additional commitments (the "Accordion Feature"), so long as no default or event of default has occurred and is continuing. Each lender under the Third Amended and Restated Credit Agreement shall have the option to subscribe for a portion of the remaining Accordion Feature and any portion not so subscribed may be assumed by one or more of the existing lenders or by another financial institution as agreed by the Company and the Agent under the agreement. At June 30, 2013 the Company had approximately $75.5 million in borrowing availability under the Credit Agreement.

On November 10, 2011, the Company rolled over and extended the maturity of its $35.0 million of fixed rate Senior Secured Notes (previously due December 14, 2011), for an additional five year term, carrying a fixed coupon of 4.246% (the previous fixed coupon was 5.941%). The Senior Secured Notes rank pari-passu with borrowings under the Third Amended and Restated Credit Agreement and have a maturity date of November 10, 2016. The extension was accounted for as a modification of debt, and as such transaction costs related to the modification have been recorded on the balance sheet and are being amortized over the term of the notes.

Borrowings under the Third Amended and Restated Credit Agreement are collateralized by (i) the unencumbered assets of STA Holdings and its subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its subsidiaries and (ii) by the unencumbered assets of Parkview Transit and its subsidiaries and the capital stock of Parkview Transit and the capital stock of each of its subsidiaries. In addition, payment and performance of the obligations under the Third Amended and Restated Credit Agreement are guaranteed by each of STA Holdings' subsidiaries. Borrowings under the Senior Secured Notes are collateralized by the unencumbered assets of STA Holdings and its US subsidiaries, and certain shares of the capital stock of STA Holdings and the capital stock of each of its US subsidiaries. In addition, payment and performance of the obligations under the Senior Secured Notes are guaranteed by each of STA Holdings US subsidiaries.

Borrowings under the Third Amended and Restated Credit Agreement may be Base Rate Loans or Eurodollar Loans, as defined in the Credit Agreement. Base Rate Loans bear interest at the base rate, as defined in the Credit Agreement (3.25% at June 30, 2013), plus the applicable margin, which ranges from 0.50% to 1.25% depending on STA Holdings' senior leverage ratio on the pricing date. Eurodollar Loans bear interest at the adjusted LIBOR rate, as defined in the Credit Agreement, (0.2756% at June 30, 2013) plus the applicable margin, which ranges from 1.75% to 2.50% depending on STA Holdings' senior leverage ratio on the pricing date. The effective interest rate on the Credit Agreement was 4.1% for the year ended June 30, 2013.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

The Company was in compliance with all debt covenants related to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes at June 30, 2013.

Convertible Debentures

On June 7, 2011, the Company issued the 6.25% Convertible Debentures due June 30, 2018 at a price of $1,000 per debenture, for total gross proceeds of $60.0 million. The 6.25% Convertible Debentures of STI are denominated in U.S. dollars and upon maturity the principal amount will be payable in U.S. dollars. The conversion feature of this debenture provides that these US dollar denominated notes can be converted into Canadian denominated common shares of the Company. As such, the conversion feature represents on embedded derivative that is required to be bifurcated and accounted for separately. The Company recorded the embedded derivative liability as a component of other liabilities on the balance sheet.

The embedded conversion liability is recorded at fair value in other liabilities at each reporting period end with the non-cash changes in fair value included in the consolidated statement of operations. In addition, as the functional currency of STI is the Canadian dollar, unrealized gains or losses on re-measurement of the 6.25% Convertible Debentures into Canadian dollars are considered transaction gains and losses, at the STI level, and are also included in the consolidated statement of operations.

Interest on the 6.25% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 31 of each year.

Each 6.25% Convertible Debenture is convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of $9.50 per common share (the "6.25% Convertible Debenture Conversion Price") which is equivalent to 105.2632 common shares for each $1,000 principal amount of the 6.25% Convertible Debenture.

The 6.25% Convertible Debentures are not redeemable prior to June 30, 2014. The Company will have the right, at its option, to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on or after July 1, 2014 but prior to June 30, 2016, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.25% Convertible Debenture Conversion Price. After June 30, 2016 and prior to maturity the Company will have the right, at its option to redeem the 6.25% Convertible Debentures in whole or in part, from time to time, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest.

On June 21, 2010, the Company issued the 6.75% Convertible Debentures due June 30, 2015 at a price of Cdn $1,000 per debenture, for total gross proceeds of $48.2 million (Cdn $50 million).

Upon maturity the principal amount of the 6.75% Convertible Debentures will be payable in Canadian dollars. The 6.75% Convertible Debentures of STI are denominated in Canadian dollars, and as such, they are not required to be bifurcated into separate debt and equity components. On October 26, 2009, the Company issued the 7.5% Convertible Debentures due October 31, 2014 at a price of Cdn $1,000 per debenture, for total gross proceeds of $42.1 million (Cdn $45 million), with an underwriters' over-allotment option to purchase an additional Cdn $6.7 million of 7.5% Convertible Debentures.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

On November 10, 2009, the full amount of the underwriters' over-allotment option was exercised for total gross proceeds of $6.4 million. The 7.5% Convertible Debentures of STI were denominated in Canadian dollars, and as such, they were not required to be bifurcated into separate debt and equity components. The remaining balance of the 7.5% Convertible Debentures was redeemed on November 2, 2012 as discussed below.

Interest on the 7.5% Convertible Debentures was payable semi-annually, in arrears, on October 31 and April 30 of each year and interest on the 6.75% Convertible Debentures is payable semi-annually, in arrears, on June 30 and December 30 of each year.

Each of the 7.5% Convertible Debentures was and the 6.75% Convertible Debentures are convertible into common shares of the Company at the option of the holder at any time prior to the close of business on the earlier of the business day immediately preceding the maturity date or, if called for redemption, on the business day immediately preceding the date fixed for redemption, at a conversion price of Cdn $5.15 per common share (the "7.5% Convertible Debenture Conversion Price") which is equivalent to 194.1748 common shares for each Cdn $1,000 principal amount of the 7.5% Convertible Debenture and a conversion price of Cdn $7.25 per common share (the "6.75% Convertible Debenture Conversion Price") which is equivalent to 137.9310 common shares for each Cdn $1,000 principal amount of the 6.75% Convertible Debenture.

The 7.5% Convertible Debentures were not redeemable prior to October 31, 2012. The Company had the right, at its option, to redeem the 7.5% Convertible Debentures in whole or in part, from time to time, after November 1, 2012, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice was given was at least 125% of the 7.5% Convertible Debenture Conversion Price. The Company has redeemed the 7.5% Convertible Debentures as discussed below. The 6.75% Convertible Debentures are not redeemable prior to June 30, 2013. The Company will have the right, at its option, to redeem the 6.75% Convertible Debentures in whole or in part, from time to time, after July 1, 2013, on at least 30 days prior notice at a redemption price equal to par plus accrued and unpaid interest, provided that the weighted average trading price of the common shares on a recognized exchange for the 20 consecutive trading days ending five trading days prior to the date on which the redemption notice is given is at least 125% of the 6.75% Convertible Debenture Conversion Price.

On October 3, 2012, the Company announced that it had exercised its right to redeem its 7.5% Convertible Debentures maturing on October 31, 2014 in accordance with the terms of the trust indenture dated as of October 26, 2009 between STI and Computershare Trust Company of Canada governing the 7.5% Convertible Debentures. The redemption of the 7.5% Convertible Debentures was effective on November 2, 2012.

From July 1, 2012, through November 1, 2012, Cdn $22.4 million of the Company's 7.5% Convertible Debentures were converted into 4,347,368 shares of common stock. On November 2, 2012, the Company redeemed the remaining Cdn $0.3 million in principal amount of 7.5% Convertible Debentures for cash. During the 2012 and 2011 fiscal years Cdn $3.4 million and Cdn $25.7 million, respectively, of the Company's 7.5% Convertible Debentures were converted into 656,297 common shares and 4,985,420 common shares, respectively.

The 7.5% Convertible Debentures, the 6.75% Convertible Debentures and the 6.25% Convertible Debentures are collectively referred to as the "Convertible Debentures". The Convertible Debentures are subordinate to both the Third Amended and Restated Credit Agreement and the Senior Secured Notes.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

8. Debt (continued)

The Company may at its option, subject to applicable regulatory approval, elect to satisfy its obligation to pay the outstanding principal amount of the Convertible Debentures in whole, by issuing and delivering common shares for each Cdn $1,000 principal amount of the 6.75% Convertible Debentures and US $1,000 principal amount of the 6.25% Convertible Debentures. The amount of common shares delivered is obtained by dividing each principal amount of Convertible Debentures by 95% of the current market price of the common shares on the date set for redemption or the maturity date.

The Company may elect, subject to applicable regulatory approval, to issue and deliver common stock of the Company to the indenture trustee under the Convertible Debentures indentures, to sell in the open market, to satisfy the Company's obligation to pay interest on the Convertible Debentures on each interest payment date. The Convertible Debenture holders will receive a cash payment in satisfaction of the interest obligation equal to the interest payable from the sale of such common shares.

The Company must commence, within 30 days of a Change in Control (as defined in the Convertible Debenture indentures), an offer to purchase all of the Convertible Debentures then outstanding at a purchase price equal to 101% of the principal amount of the Convertible Debentures, plus accrued and unpaid interest thereon.

Promissory Notes Due to Former Owners

Promissory notes due to former owners represent notes issued by STA Holdings in connection with its prior acquisitions of various businesses. All promissory notes due to formers owners were paid off in fiscal 2013.

In the event of liquidation of the Company, payments of principal and interest on indebtedness to the former owners are subordinate to the payment of any senior debt of the Company.

9. Asset Retirement Obligation

ASC 410-20, *Asset Retirement Obligation,* establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated asset retirement costs. The standards apply to legal obligations associated with the retirement of long-lived tangible assets that arise from the acquisition, construction, development or normal operation of such assets. The standards require that a liability for an asset retirement obligation be recognized in the period in which it is incurred and when a reasonable estimate of the fair value of the liability can be made. Furthermore, a corresponding asset retirement cost should be recognized by increasing the carrying amount of the long lived asset. The asset retirement cost is subsequently allocated in a rational and systematic method over the underlying asset's useful life. The initial fair value of the liability is accreted, by charges to operations, to its estimated normal fair value. The obligation relates to the cost associated with shutting down oil and gas wells. The Company recorded accretion expense of thirty five thousand dollars and $0.1 million for the years ended June 30, 2013 and 2012, respectively.

At June 30, 2013, the present value of the Company's asset retirement obligation was $0.6 million. The Company expects the discounted obligation to become payable over the next 50 years. A discount rate of 6.8% was used to calculate the present value of the asset retirement obligation. If the Company had estimated the asset retirement obligation using undiscounted cash flows it would amount to approximately $1.3 million.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

10. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At June 30, 2013 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the "Plan"), the Company issued 1,501,679 and 1,313,455 common shares during the fiscal years ended June 30, 2013 and 2012, respectively. The share issued pursuant to the plan represent dividend payments of $9.5 million and $8.1 million, for the fiscal years ended June 30, 2013 and 2012, respectively, which have been recorded as a non-cash financing activity in each year. The Plan was established to enable eligible shareholders of the Company to reinvest dividends paid on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

During the 2013 and 2012 fiscal years, Company issued 4,347,368 and 656,297 common shares, respectively, having an approximate value of $22.4 million and $3.3 million, respectively, in connection with conversions of the Company's 7.5% Convertible Debentures, which have been recorded as a non-cash financing activity in each year (see Note 8).

On October 19, 2012, the Company received approval from the Toronto Stock Exchange (the "Exchange") to renew its normal course issuer bid (the "NCIB") for a portion of its common shares as appropriate opportunities arise. The Company was permitted to commence purchasing common shares under the renewed normal course issuer bid on or about October 24, 2012. Pursuant to the NCIB, the Company is permitted to purchase up to Cdn $5.0 million of the Company's common shares in the twelve month period commencing October 24, 2012 and ending on October 23, 2013. During the 2013 and 2012 fiscal years, the Company purchased and cancelled 401,076 and 96,300 common shares, respectively, having a value of $2.5 million and $0.6 million, respectively, pursuant to the NCIB.

On March 19, 2012, the Company issued 10,950,000 common shares pursuant to a bought deal for total gross cash proceeds of $75.7 million (Cdn $75.0 million) (the "2012 Bought Deal"). The net proceeds of $71.1 million (Cdn $70.5 million), after commissions and fees, were used entirely to pay down debt on the Company's senior credit facility (see Note 8).

On March 23, 2012, the Company issued 1,300,000 common shares in connection with the overallotment option under the 2012 Bought Deal, for total gross proceeds of $8.9 million (Cdn $8.9 million). The net proceeds of $8.5 million (Cdn $8.5 million), after commissions and fees, were used entirely to pay down debt on the Company's senior credit facility (see Note 8).

Common shares issued and outstanding are 81,358,291 and 75,910,320 million at June 30, 2013 and 2012, respectively.

11. Earnings per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012
Weighted-average shares outstanding-basic	79,427,661	66,139,402
Potential dilutive effect of shares to be issued to settle the debentures	14,595,564	17,994,859
Weighted-average shares outstanding-diluted	94,023,225	84,134,261

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

11. Earnings per Share (continued)

The computations for basic and diluted income per common share are as follows:

	Twelve Months Ended June 30, 2013	Twelve Months Ended June 30, 2012
Net income -basic	$3,869	$2,254
Add back: Interest expense on debentures (net of tax)	4,634	5,411
Net income used for diluted earnings per share	8,503	7,665
Basic income per share	$ 0.05	$ 0.03
Diluted income per share	$ 0.05	$ 0.03

The conversion of the convertible debentures is anti-dilutive for both years ended June 30, 2013 and 2012.

12. Stock Based Compensation

The shareholders of the Company approved the adoption by STA Holdings of the EIP, at the annual general meeting held on December 8, 2005. As part of the 2005 EIP plan formation, the shareholders approved an initial allotment of 717,747 Class B Series Two common shares of STA Holdings, which have been granted to management. On November 13, 2008, an additional allotment of 1,446,291 Class B Series Two common shares was approved by the shareholders. These shares are accounted for as a liability upon issuance, as a result of a put option they contain.

On March 5, 2010, STA Holdings amended its Certificate of Incorporation in order to differentiate those Class B common shares issued pursuant to the EIP while the Company was under the IPS structure from those issued and those to be issued subsequent to the end of the IPS structure. Pursuant to the amendment, the authorized Class B Series Two common shares were split into Class B Series Two common shares, which have been issued pursuant to the EIP during the period the IPS structure was in place, and Class B Series Three common shares, which will be utilized for all future share grants under the EIP, subsequent to March 5, 2010. On November 8, 2012, an additional allotment of 2,265,000 Class B Series Three common shares was approved by the shareholders. The holders of the Class B Series Two common shares are entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the distributions per IPS that were paid historically to the holders of IPS's. The holders of the Class B Series Three common shares will be entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares.

Pursuant to the liquidity provisions of the EIP, all Class B Series Two common shares historically granted, that remain outstanding, are available to be "put" back to the Company, while the holders of Class B Series Three common shares will have an option to "put" up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant. All new share awards under the EIP will be in the form of grants of Class B Series Three common shares, and there will be no further issuances of Class B Series Two common shares.

These shares are classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and distributions on the Class B Series Two and Class B Series Three common shares are recorded as a component of other expense, net in the consolidated statement of operations. Shares granted are fully vested on the grant date.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

12. Stock Based Compensation (continued)

The following tables summarize the Class B Series Two common shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2013		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	327,040	(190,449)	136,591
Redemptions	(72,075)	—	(72,075)
Shares outstanding at June 30, 2013	254,965	(190,449)	64,516

Pursuant to the liquidity provision of the EIP plan, 72,075 shares were "put" back to the Company during the year ended June 30, 2013 for which the Company paid $0.8 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2013 represents a liability of $0.6 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

	For the year ended June 30, 2012		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	423,759	(190,449)	233,310
Redemptions	(96,719)	—	(96,719)
Shares outstanding at June 30, 2012	327,040	(190,449)	136,591

Pursuant to the liquidity provision of the EIP plan, 96,719 shares were "put" back to the Company during the year ended June 30, 2012 for which the Company paid $1.0 million. The fair value of the Class B Series Two common shares outstanding at June 30, 2012 represents a liability of $1.4 million all of which is recorded in other current liabilities. This amount represents the current value of those shares eligible to put in the next twelve months pursuant to the EIP plan.

The following tables summarize the Class B Series Three common shares granted, shares withheld for income tax withholdings at the election of the participants, shares redeemed and shares outstanding pursuant to the EIP:

	For the year ended June 30, 2013		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111
Grants	495,020	(127,145)	367,875
Redemptions	(121,396)	—	(121,396)
Shares outstanding at June 30, 2013	1,634,452	(470,862)	1,163,590

The Company recognized $3.3 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2013, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 121,396 shares were "put" back to the Company during the year ended June 30, 2013 for which the Company paid $0.8 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2013 represents a liability of $7.0 million, of which $4.6 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is record in Class B Series Three common share liability.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

12. Stock Based Compensation (continued)

	For the year ended June 30, 2012		
	Shares	Taxes	Total outstanding
Shares outstanding at June 30, 2011	715,401	(176,867)	538,534
Grants	625,970	(166,850)	459,120
Redemptions	(80,543)	—	(80,543)
Shares outstanding at June 30, 2012	1,260,828	(343,717)	917,111

The Company recognized $3.6 million in non-cash stock based compensation expense related to the above grants during the year ended June 30, 2012, based on the estimated fair value of these shares on the grant date. Pursuant to the liquidity provision of the EIP plan, 80,543 shares were "put" back to the Company during the year ended June 30, 2012 for which the Company paid $0.5 million. The fair value of the Class B Series Three common shares outstanding at June 30, 2012 represents a liability of $6.1 million, of which $2.8 million is recorded in other current liabilities and represents the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance is record in Class B Series Three common share liability.

13. Financial Instruments

The Company's financial assets and financial liabilities are as follow:

	As at June 30, 2013	As at June 30, 2012
Cash	$ 6,929	$ 5,013
Accounts receivable	$ 40,971	$ 35,481
Accounts payable	$ 1,724	$ 963
Other accrued liabilities	33,467	33,195
Class B Series Two and Three share liability	7,615	7,487
Long-term debt (including portion due within one year)	220,244	215,992
Conversion right on 6.25% Convertible Debentures	954	2,080
Derivative financial instrument	820	164
Other long term liabilities	12,641	10,872
	$277,465	$270,753

The carrying amounts of cash, accounts receivable, accounts payable, and other accrued liabilities approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value. Foreign currency exchange contract are measured at fair value, based on appropriate valuation methodologies. The fair value of the Class B Series Two common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation plus Cdn $3.847 (reflecting the equivalent value of the Subordinated Note component of the IPS) and the fair value of the Class B Series Three common share liability is based upon an amount equal to the weighted average trading price of the STI common shares for the 10 consecutive trading days immediately prior to the date of valuation. Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm's length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company's financial assets and liabilities measured on a recurring basis were categorized as follows:

As at June 30, 2013	Level 1	Level 2	Level 3	Total
Foreign currency exchange contracts	$ —	$ 820	$ —	$ 820
Class B Series Two and Three common share liability	—	7,615	—	7,615
Conversion right on 6.25% Convertible Debentures	—	—	954	954
	$ —	$8,435	$ 954	$9,389

As at June 30, 2012	Level 1	Level 2	Level 3	Total
Foreign currency exchange contracts	$ —	$ 164	$ —	$ 164
Class B Series Two and Three common share liability	—	7,487	—	7,487
Conversion right on 6.25% Convertible Debentures	—	—	2,080	2,080
	$ —	$7,651	$ 2,080	$9,731

The following tables summarize the changes in the Company's level 3 financial instrument for the twelve months ended June 30, 2013 and 2012, respectively.

Conversion rights on 6.25% Convertible Debentures For the twelve months ended June 30,	2013	2012
Beginning balance at July 1,	$ 2,080	$1,099
Total unrealized (gain) loss:		
Non-cash (gain) loss on conversion feature	(1,142)	972
FX impact on conversion feature	16	9
Ending balance at June 30,	$ 954	$2,080

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

The decrease in fair value of the conversion rights was driven largely by the change in the Company's stock price volatility which decreased to 23.0% from 25.0% in the twelve months ended June 30, 2013. The increase in fair value of the conversion rights was driven largely by the change in the Company's stock price volatility which increased to 25.0% from 20.0% in the twelve months ended June 30, 2012.

The Company uses a binomial model to fair value the conversion rights on the 6.25% Convertible Debentures which takes into account the Company's stock price volatility, the bond yield and other market factors. This is considered a level 3 value due to the sensitivity of the model to movements in volatility which is not directly observable. The change in fair value of the conversion rights led to income of $1.1 million in the statement of operations for the year ended June 30, 2013.

The Company has exposure to interest rate risk, foreign currency exchange risk, credit risk and liquidity risk. The Company's management has overall responsibility for the establishment of the Company's risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company's interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company has secured fixed rate financing in the form of its Senior Secured Notes and its Convertible Debentures.

At June 30, 2013, the Company had $113.5 million in outstanding senior indebtedness (comprised of $78.5 million in revolving credit facility borrowings and $35.0 million in fixed rate Senior Secured Notes) as well as $106.7 million in fixed rate Convertible Debentures.

A 100 basis point change in interest rates, with all other variables held constant, applied to the outstanding credit facility borrowings as at June 30, 2013, would result in an annual change in interest expense and a corresponding change in cash flows of approximately $0.8 million.

Foreign Currency Exchange Risk

The Company manages the exposure to currency fluctuations through foreign currency exchange contracts. In order to mitigate the impact of fluctuations in exchange rates between the Canadian dollar and the U.S. dollar, the Company has entered into Canadian dollar / U.S. dollar exchange contracts which covers approximately 38% of the anticipated dividends and interest payable in Canadian dollars through September 2014.

STA Holdings has 15 monthly forward foreign exchange contracts (the "Forward Contracts") outstanding under which the Company will sell U.S. dollars each month for a fixed amount of Canadian dollars.

At June 30, 2013, the Company had the following outstanding contracts relating to dividend and interest payments:

Contract Dates	Number of Contracts	US$ to be delivered (in millions)	Cdn$ to be received (in millions)	Cdn$ per US$ (weighted average)
July 2013 -June 2014	12	14.6	14.7	1.0009
July 2014- September 2014	3	3.6	3.7	1.0305
	15	18.2	18.4	

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

13. Financial Instruments (continued)

The Forward Contracts do not qualify as a cash flow hedge for accounting purposes, and the change in the fair value of the Forward Contracts is recorded in the consolidated statement of operations. The Company recorded a non cash loss for the year ended June 30, 2013, of $0.7 million in connection with the changes in fair value of the Forward Contracts, which is included in the consolidated statement of operations in unrealized loss on Forward Contracts. The value of the Forward Contracts represents a liability of $0.8 million as at June 30, 2013.

The Company recorded a non-cash loss for the year ended June 30, 2013 of $2.0 million on the re-measurement of its 6.25% Convertible Debentures (see Notes 2 and 8) which is included in the consolidated statement of operations. This was partially offset by the re-measurement of the Company's intercompany loan receivable balance (see Note 2), which resulted in a non-cash gain of $2.1 million which is included in the consolidated statement of operations.

The Company uses cash flows from its Canadian operations to partially mitigate the exchange rate risk on the common share dividends and the Convertible Debentures interest payments.

The Company prepares its financial statements in U.S. dollars. In connection with the Company's Canadian operations, approximately 22.4% of the Company's consolidated income before taxes are incurred in Canadian dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes.

Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.2 million on the translation of its monthly dividends into U.S. dollars (which included the liquidation of the monthly currency contracts used to hedge the dividends). Both of these transactions are recorded in foreign currency gain in the consolidated statements of operations.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables from the transportation segment are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable. Receivables from the oil and gas segment are due from reputable general partners operating large partnerships in the oil and gas industry. Consistent with the Company's history there were minimal write-offs of accounts receivable during the fiscal years ended June 30, 2013 and 2012.

14. Segment Information

The Company has two reportable segments, a transportation segment and an oil and gas segment. The Company reassesses its reportable segments at least annually. The transportation segment provides school transportation and management services to public and private schools in both the United States and Canada.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

14. Segment Information (continued)

The table below summarizes revenue and assets by geographical area for the transportation segment for the years ended June 30, 2013 and 2012:

	2013		
	Revenues	Property and Equipment (net)	Goodwill
United States	$346,109	$172,219	$ 96,124
Canada	72,725	45,580	42,188
Total	$418,834	$217,799	$138,312

For the year ended June 30, 2013, the oil and gas segment, which is located in the United States, had revenues of $4.9 million and net oil and gas interests of $7.5 million. There is no goodwill associated with this segment.

	2012		
	Revenues	Property and Equipment (net)	Goodwill
United States	$300,862	$167,928	$ 99,105
Canada	63,003	51,585	43,585
Total	$363,865	$219,513	$142,690

For the year ended June 30, 2012, the oil and gas segment, which is located in the United States, had revenues of $5.1 million and net oil and gas interests of $7.2 million. There is no goodwill associated with this segment.

The accounting policies of the segments are the same as those described in the basis of presentation. There are no inter-segment sales.

Reportable operating segments:

	2013	2012
Revenue		
Transportation	$418,834	$363,865
Oil and gas	4,854	5,121
	$423,688	$368,986
Operating earnings		
Transportation	$ 15,770	$ 12,888
Oil and gas	1,163	1,326
	16,933	14,214
Unallocated expenses	10,830	14,052
Provision (benefit) for taxes	2,234	(2,092)
Net Income	$ 3,869	$ 2,254

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

14. Segment Information (continued)

	2013	2012
Capital Expenditures		
Transportation	$ 40,148	$ 47,416
Oil and gas	1,693	1,200
	$ 41,841	$ 48,616
Depreciation, depletion and amortization		
Transportation	$ 45,028	$ 39,587
Oil and gas	1,019	999
	$ 46,047	$ 40,586
Total Assets		
Transportation	$503,780	$513,083
Oil and gas	9,045	8,717
	$512,825	$521,800
Total Liabilities		
Transportation	$316,672	$312,106
Oil and gas	1,671	1,876
	$318,343	$313,982

15. Lease Commitments

The Company leases certain facilities under non-cancelable operating leases. Rent expense associated with the leases facilities totaled $10.3 million and $9.5 million for the years ended June 30, 2013 and 2012, respectively. The Company also leases certain school vehicles under non-cancelable operating leases. Operating lease expense associated with these leased school vehicles totaled $14.9 million and $11.7 million for the years ended June 30, 2013 and 2012, respectively. The terms of these and other leases expire at various times through 2022.

The following represent future minimum rental payments and operating lease payments under non cancelable operating leases:

	Facility Leases	Vehicle Leases	Total
Year ending June 30,			
2014	$11,009	$13,483	$24,492
2015	7,953	12,467	20,420
2016	6,558	10,548	17,106
2017	4,603	7,529	12,132
2018	2,129	4,324	6,453
2019 and thereafter	3,688	32	3,720
Total minimum payments	$35,940	$48,383	$84,323

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

16. Employee Benefit Plans

The Company has a qualified defined contribution benefit plan, which allows for voluntary pre-tax contributions by the employees. The Company makes a matching contribution on behalf of the employees. The Company incurred $0.5 million in expenses related to the plan for both years ended June 30, 2013 and 2012.

17. Related Party Transactions

The Company utilizes a transportation equipment dealer, primarily to assist in procurement and disposal of the Company's fleet under the direction of the Company's CFO. The transportation equipment dealer also provides consulting services to the Company, assisting with fleet valuations in its acquisition efforts. These fleet valuation services are provided free of charge. The transportation equipment dealer is a company controlled by a family member of the Company's Chairman and CEO. The fleet procurement and disposal services are provided on a non-contractual basis for a commission equal to 1% of the value of the purchase and sale price of the Company's vehicles. The Company paid the transportation equipment dealer $0.5 million and $0.9 million for each of the years ended June 30, 2013 and 2012, respectively.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

18. Commitments and Contingencies

The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains automobile, workers' compensation and general liability insurance coverage with deductible amounts for each incident that is the financial responsibility of the Company. The Company accrues for estimated deductible amounts when the incident occurs. The Company's insurance program is designed to minimize the financial risk associated with claims. The primary risks in the Company's operations are bodily injury and property damage to third parties.

In the opinion of management, uninsured losses related to deductible amounts resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position, results of operations or cash flows.

As part of collateral agreements supporting its insurance programs, the Company had $0.9 million and $1.0 million of letters of credit outstanding at June 30, 2013 and 2012, respectively and $0.6 million of cash deposits, which are included in other assets on the consolidated balance sheet as at both June 30, 2013 and 2012.

Certain of the Company's contracts contain performance or surety bond requirements. These bonds are written by certified surety underwriters. For the most recent fiscal year, outstanding performance bonds aggregated $63.2 million. There are no collateral requirements for these surety bonds.

Student Transportation Inc.
Notes to Consolidated Financial Statements
For the years ended June 30, 2013 and 2012
(000's of U.S. Dollars, unless specified, except share and per share amounts)

19. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information

At June 30	2013	2012
Prepaid Expenses		
Prepaid Insurance	$ 5,486	$ 9,311
Other	2,220	3,349
	$ 7,706	$12,660
Other Current Assets		
Fuel Tax Receivable	$ 1,142	$ 2,106
Accrued Revenue	698	941
Other	1,639	1,719
	$ 3,479	$ 4,766

At June 30	2013	2012
Accrued Expenses and Accounts Payable		
Accrued Accounts Payable	$ 5,111	$ 6,748
Dividends Payable	10,765	10,431
Insurance	5,475	5,477
Wages and benefits	5,809	4,857
Class B Shares	5,222	4,256
Taxes payable	2,905	1,770
Other	4,126	4,001
	$39,413	$37,540

20. Subsequent Events

On July 2, 2013, STA Holdings granted 116,509 Class B Series Three common shares pursuant to the EIP. The Company will recognize non-cash stock-based expense related to these grants during the quarter ending September 30, 2013.

On July 23, 2013 the Company acquired Scholastic Bus Co., ("Scholastic") located in Bergen County, New Jersey for approximately $2.2 million, consisting of $2.0 million in cash and $0.2 million in deferred payments.

During July and August 2013, the Company entered into additional operating leases with seven major financial institutions to lease approximately $40.4 million in growth and replacement school vehicles for the upcoming 2013-2014 school year. The term of these leases is six years at effective fixed rates in the range of 2.3% to 4.4%. Annual lease payments on these additional leases will approximate $5.7 million per year for the term of the leases.

On August 27, 2013 the Company acquired Williams Bus Lines Co. ("Williams Bus"), located in Wilkes Barre, Pennsylvania, for approximately $3.4 million, consisting of $3.2 million in cash and $0.2 million in deferred payments.

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Corporate Directory
Student Transportation Inc.

Corporate Office
Student Transportation Inc.
Student Transportation of Canada
160 Saunders Road, Unit 6
Barrie, Ontario
L4N 9A4 Canada

Executive Offices
Student Transportation of America
3349 Highway 138
Building B, Suite D
Wall, New Jersey 07719
1-800-942-2250

School Wheels Direct
130 River Landing Drive
Unit 1D
Charleston, SC 29492
1-855-884-2720
info@schoolwheels.com

Senior Management Team
Denis J. Gallagher
Chairman of the Board and Chief Executive Officer

Patrick J. Walker
Executive Vice President and Chief Financial Officer

Patrick Vaughan
Chief Operating Officer

John DiMaiolo
Chief Accounting Officer

Paula Altieri
Vice President and Corporate Controller

Keith Engelbert
Chief Technology Officer

Independent Registered Public Accounting Firm
Ernst & Young LLP
MetroPark, New Jersey

Transfer Agent & Registrar
Computershare Trust Company
100 University Ave., 8th Floor
Toronto, Ontario
M5J 2Y1
1-800-564-6253

Legal Counsel
Goodmans LLP
Toronto, Ontario

Thompson Coburn LLP
Chicago, Illinois

Investor Relations Office
130 River Landing Drive
Unit 1D
Charleston, SC 29492
1-855-884-2720
invest@rideSTBus.com
www.rideSTBus.com

Annual Meeting
Thursday, November 7, 2013
2:00 p.m. ET
TSX Broadcast & Conference Centre
130 King Street West
Toronto, Ontario



STB LISTED ON TMX Toronto Stock Exchange

STUDENT TRANSPORTATION INC.
NASDAQ LISTED


STUDENT TRANSPORTATION INC.
rideSTBus.com
LIQUEFIED
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